UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

29 July 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo delivers strong growth in net sales, operating profit and cash generation and is well positioned for the future

Delivered strong net sales growth, particularly in North America, our largest market
-	Reported net sales (£12.7 billion) increased 8.3%, with strong organic growth, partially offset by an adverse foreign exchange impact.
-	Organic net sales growth of 16.0%, driven by growth across all regions and a benefit from lapping a reduction of inventory levels by our customers in fiscal 20.
-	North America organic growth of 20.2%, reflecting resilient consumer demand, spirits taking share of total beverage alcohol and the replenishment of stock levels by distributors and retailers.
Operating profit growth ahead of net sales growth
-	Reported operating profit (£3.7 billion) increased 74.6%, and reported operating margin increased by 1,112bps, primarily due to a significant reduction in exceptional operating items.
-	Organic operating profit growth of 17.7%, following decline in fiscal 20, with growth in all regions except Europe and Turkey.
-	Organic operating margin increased 46bps, driven by overhead efficiencies and lapping one-off expenses, partially offset by gross margin decline and upweighted marketing spend.
Responded to increased consumer demand in off-trade channel, gaining market share
-	Broad-based growth across categories, including tequila, scotch, Chinese white spirits and Baileys.
-	Held or grew off-trade market share in over 85%(i) of total net sales value in measured markets.
-	On-trade significantly restricted in many markets due to Covid-19, particularly impacting beer in Europe.
Invested in long-term growth despite near-term uncertainty due to Covid-19
-	Increased investment in marketing by 23%, ahead of organic net sales growth.
-	Continued capex investment in capacity, digital capabilities, consumer experiences and sustainability.
-	Expanded gin and ready to drink portfolios with acquisitions, including Aviation American Gin.
Maintained strong ESG and stakeholder focus
-	'Raising the Bar,' our $100 million global on-trade recovery fund, has already reached c.35,000 outlets in eleven countries.
-	In this year's survey of our people, 89% of respondents(ii) said they were proud to work for Diageo.
-	25 ambitious new goals in our 'Society 2030: Spirit of Progress', 10-year sustainability action plan, including net zero carbon emissions across our direct operations by 2030.
Excellent cash flow generation
-
Increased net cash from operating activities by £1.3 billion to £3.7 billion, and free cash flow by £1.4 billion to £3.0 billion, driven by growth in operating profit, working capital management and a delayed 2019 dividend from associates, partially offset by an adverse foreign exchange impact.

-	Strong balance sheet, with leverage ratio of 2.8x at 30 June 2021, back within our target range.
Created long-term shareholder value
-	Increased basic eps by 89.4% to 113.8 pence and pre-exceptional eps by 7.4% to 117.5 pence.
-	Increased recommended final dividend by 5% to 44.59 pence per share.
-	Recommenced return of capital programme of up to £4.5 billion by the end of fiscal 24.
-	Delivered 10-year annualised total shareholder return of 13%.
See Explanatory notes for explanation and reconciliation of non-GAAP measures.

(i)   Source: Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India and Canada share data represents total trade. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 21.
(ii)   85% of our global employees completed the survey.

Ivan Menezes, Chief Executive, said:

I am very pleased with the strong financial results we have delivered in fiscal 21, while continuing to invest in long-term sustainable growth. We delivered organic net sales growth across all regions, led by a strong performance in North America, and we held or gained off-trade market share in over 85%(i) of our business. These results demonstrate the strength and relevance of our brands and the extraordinary efforts of our talented people.  I would like to thank all of my colleagues for their dedication and resilience, and to express my deepest condolences to all who have lost loved ones this year due to the pandemic.

I believe that our foundation, built through outstanding brand-building, active portfolio management, consumer-led innovation, smart investment in data analytics tools and embedding a culture of everyday efficiency, has been a key competitive advantage for Diageo. We were well-positioned to successfully manage the challenges created by Covid-19, we have responded quickly to changing consumer trends and we have emerged stronger.

A key priority has been supporting the hospitality sector through the pandemic, including our $100 million global fund to enable the safe re-opening and recovery of pubs and bars. We have also built on our successful ESG track record with the launch of 'Society 2030: Spirit of Progress', our new 10-year action plan to shape a more sustainable and inclusive business.

While our business has recovered strongly in fiscal 21, with net sales growth on a constant basis ahead of fiscal 19 in three of our five regions, we expect near-term volatility in some markets. However, I remain optimistic about the growth prospects for our industry, with spirits continuing to gain share of total beverage alcohol globally and premiumisation trends remaining strong. I believe Diageo is very well positioned to capture these exciting opportunities to drive long-term sustainable growth and shareholder value.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (EPS)
EU238.4m			£3,731m			113.8p
(2020: EU 217.0 m)			(2020: £2,137m)			(2020: 60.1p)
Reported movement	10%	↑	Reported movement	75%	↑	Reported movement	89%	↑
Organic movement	11%	↑	Organic movement	18%	↑	EPS before exceptional items movement	7%	↑

Net sales			Net cash from operating activities			Total recommended dividend per share(iii)
£12,733m			£3,654m			72.55p
(2020: £11,752m)			(2020: £2,320m)			(2020: 69.88p)
Reported movement	8%	↑	2021 increase of £1,334m			Increase	4%	↑
Organic movement	16%	↑	2021 free cash flow(ii) £3,037m

(i)      Source: Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India and Canada share data represents total trade. Measured markets indicates a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 21.
(ii)     See Explanatory notes for explanation and reconciliation of non-GAAP measures.
(iii)    Includes recommended final dividend of 44.59p.

Key financial information
For the year ended 30 June 2021

Summary financial information

		2021	2020	Organic growth %	Reported growth %
Volume	EUm	238.4	217.0	11	10
Net sales	£ million	12,733	11,752	16	8
Marketing	£ million	2,163	1,841	23	17
Operating profit before exceptional items	£ million	3,746	3,494	18	7
Exceptional operating items(i)	£ million	(15)	(1,357)
Operating profit	£ million	3,731	2,137		75
Share of associate and joint venture profit after tax	£ million	334	282		18
Non-operating exceptional items(i)	£ million	14	(23)
Net finance charges	£ million	(373)	(353)
Exceptional taxation (charge)/credit(i)	£ million	(84)	154
Tax rate including exceptional items	%	24.5	28.8		(15)
Tax rate before exceptional items	%	22.2	21.7		2
Profit attributable to parent company's shareholders	£ million	2,660	1,409		89
Basic earnings per share	pence	113.8	60.1		89
Basic earnings per share before exceptional items	pence	117.5	109.4		7
Recommended full year dividend	pence	72.55	69.88		4
(i)      For further details on exceptional items see Summary Income Statement, (c) Exceptional items and Notes, 3. Exceptional items

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	10	4.8	13	586	29	209	10	203
Europe and Turkey	6	2.5	-	(9)	11	45	(16)	(122)
Africa	10	3.0	5	66	5	8	69	70
Latin America and Caribbean	22	4.1	15	138	4	6	22	55
Asia Pacific	9	7.0	10	218	15	53	21	107
Corporate	-	-	(47)	(18)	17	1	(41)	(61)
Diageo	10	21.4	8	981	17	322	7	252

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	11	5.1	20	929	34	248	17	352
Europe and Turkey	7	2.9	4	108	13	56	(5)	(38)
Africa	18	4.8	20	258	14	22	101	113
Latin America and Caribbean	22	4.1	30	275	18	28	63	153
Asia Pacific	9	7.0	14	308	16	60	22	113
Corporate	-	-	(47)	(18)	100	3	(43)	(66)
Diageo	11	23.9	16	1,860	23	417	18	627

Fiscal 21 growth compared to fiscal 19 on a constant basis(ii)

	2019 to 2021 Reported growth %(ii)	2019 to 2021 Growth on a constant basis %(ii)
Net sales
North America	17	24
Europe and Turkey	(13)	(9)
Africa	(12)	4
Latin America and Caribbean	(7)	9
Asia Pacific	(7)	(4)
Corporate	(62)	(62)
Diageo	(1)	6

(i)      Before exceptional operating items.
(ii)     For further details on fiscal 21 growth compared to fiscal 19 on a constant basis see Explanatory notes, 2019 to 2021 growth on constant basis
See Explanatory notes for explanation and reconciliation of non-GAAP measures.

Net sales (£ million)

Reported net sales grew 8.3%
Organic net sales grew 16.0%
(i
Reported net sales grew by 8.3%, driven by strong organic growth, partially offset by unfavourable foreign exchange.

Organic net sales growth of 16.0%, following a decline in fiscal 20, reflects organic volume growth of 11.2% and positive price mix of 4.8%. All regions grew organic net sales, driven by strong consumer demand in the off-trade channel and a partial recovery of the on-trade channel in key markets. Growth was particularly strong in North America. Positive price mix was primarily driven by strong premiumisation trends, particularly in North America and Greater China, and price increases in Latin America and Caribbean. Net sales benefitted from lapping a reduction in inventory levels by our customers in fiscal 20 and the replenishment of stock levels by distributors and retailers in North America in fiscal 21, partially offset by continued destocking in Travel Retail.

Net sales	£ million
2020	11,752
Exchange(i)	(800)
Acquisitions and disposals	(65)
Reclassification(ii)	(14)
Volume	1,296
Price/mix	564
2021	12,733
(i)      Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(ii)     For the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties.

Operating profit (£ million)

Reported operating profit grew 74.6%
Organic operating profit grew 17.7%
Reported operating profit increased 74.6%, primarily due to a significant reduction in exceptional operating items compared to fiscal 20, and growth in organic operating profit. This was partially offset by the negative impact from adverse exchange rate movements.(i)

Organic operating profit grew 17.7%, ahead of organic net sales, driven by growth in all regions except Europe and Turkey.

Operating profit	£ million
2020	2,137
Exceptional operating items(ii)	1,342
Exchange	(306)
Acquisitions and disposals	(31)
FVA(iii)	(38)
Organic movement	627
2021	3,731
(i)      For further details on exchange rate movements see Summary Income Statement, (a) Exchange.
(ii)     For further details on exceptional operating items see Summary Income Statement, (c) Exceptional items and Notes, 3. Exceptional items
(iii)    For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.

Operating margin (%)

Reported operating margin increased 1,112bps
Organic operating margin increased 46bps
Reported operating margin increased 1,112bps, mainly driven by a significant reduction in exceptional operating items compared to fiscal 20 and to a lesser extent by an increase in organic operating margin. This was partially offset by unfavourable exchange and fair value remeasurement.

Organic operating margin increased 46bps, driven by overhead efficiencies and lapping one-off expenses in fiscal 20 related to the operating environment disruption, partially offset by gross margin decline and upweighted marketing spend. In fiscal 21, we have upweighted marketing investment in the markets and categories with positive growth momentum, quickly responding to channel shifts and the increase in at-home occasions.

Gross margin declined 40bps driven by adverse mix, especially in our Guinness business, which was impacted by channel and market mix. Supply productivity and improved fixed cost absorption from volume growth largely offset inflation and one-off costs in the year.

Operating margin	ppt
2020	18.2
Exceptional operating items(i)	11.43
Exchange	(0.46)
Acquisitions and disposals	(0.07)
Other(ii)	(0.24)
Gross margin	(0.40)
Marketing	(0.91)
Other operating items	1.77
2021	29.3
(i)      For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items
(ii)     Fair value remeasurements and reclassification. For the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties. For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.

Basic earnings per share (pence)

Basic eps increased 89.4% from 60.1 pence to 113.8 pence
Basic eps before exceptional items increased 7.4% from 109.4 pence to 117.5 pence
Basic eps increased 53.7 pence due to significantly lower exceptional items after tax and an increase in organic operating profit. This increase was partially offset by the impact from unfavourable exchange and higher tax charges.

Basic eps before exceptional items increased 8.1 pence, primarily driven by an increase in organic operating profit, partially offset by unfavourable exchange and to a lesser extent increased tax.

(

Basic earnings per share	pence
2020	60.1
Exceptional items after tax(i)	45.6
Exchange on operating profit	(13.1)
Acquisitions and disposals(ii)	(1.4)
Organic operating profit	26.7
Associates and joint ventures	2.2
Finance charges(iii)	0.1
Tax(iv)	(4.0)
Share buyback(ii)	0.1
Non-controlling interests	(1.0)
FVA(v)	(1.5)
2021	113.8

(i)      For further details on exceptional items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items.
(ii)     Includes finance charges net of tax.
(iii)    Excludes finance charges related to acquisitions, disposals and share buyback.
(iv)    Excludes tax related to acquisitions, disposals and share buyback.
(v)     For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.

Free cash flow (£ million)

Generated £3,654 million net cash from operating activities(i) and £3,037 million free cash flow.
Net cash from operating activities was £3,654 million, an increase of £1,334 million compared to fiscal 20. Free cash flow increased by £1,403 million to £3,037 million.

This was driven by an increase in operating profit, working capital management and receipt of a delayed 2019 dividend from associates, partially offset by an unfavourable movement in foreign exchange. Working capital benefitted from a large increase in creditors relative to the end of June 2020, when the creditor balance was particularly low as a result of reduced volumes and cost control measures. Creditors increased in fiscal 21 due to improved business performance and increased investment in marketing. Debtors and inventory levels also increased but to a lesser extent.

Free cash flow	£ million
2020	1,634
Exchange(ii)	(306)
Operating profit(iii)	655
Working capital(iv)	659
Capex	73
Tax	49
Interest	(43)
Other(v)	316
2021	3,037
(i)      Net cash from operating activities excludes net capex and movements in loans and other investments (2021 - £(617) million; 2020 - £(686) million).
(ii)     Exchange on operating profit before exceptional items.
(iii)    Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.
(iv)    Working capital movement includes maturing inventory.
(v)     Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Return on average invested capital (%)(i)

ROIC increased 112bps
ROIC increased 112bps against fiscal 20 driven mainly by organic operating profit growth, partially offset by increased tax and unfavourable exchange.

Return on average invested capital	ppt
2020	12.4
Exchange	(0.83)
Acquisitions and disposals	(0.33)
Organic operating profit	2.79
Associates and joint ventures	0.19
Tax	(0.87)
Other	0.17
2021	13.5
(i)      ROIC calculation excludes exceptional operating items from operating profit.

Fiscal 22 outlook

Net sales
We expect organic net sales momentum to continue into fiscal 22. We believe we are well positioned to continue to benefit from resilience in the off-trade and recovery in the on-trade. However, we expect near-term volatility to remain, including the potential impact of any future waves of Covid-19, and for disruption in Travel Retail to continue.

In North America, we expect momentum to continue, with market growth returning towards historical levels of mid-single digits. We expect off-trade consumption growth to slow but we expect to benefit from lapping a weak on-trade comparator. We will continue to invest ahead in marketing and innovation to underpin organic net sales growth in our well-positioned portfolio of premium brands

In Europe and Turkey, following a partial on-trade recovery in fiscal 21, we expect stronger growth to the extent that the on-trade restrictions continue to ease, particularly benefitting our Guinness business.

In Africa, Latin America and Caribbean and Asia Pacific, we will continue to invest smartly in marketing as our business continues to recover, recognising that volatility in these markets is likely to persist.

Operating margin
In fiscal 22, we expect organic operating margin to benefit from a further recovery in sales volumes, positive channel mix and premiumisation trends, while we continue to invest in marketing and commercial capabilities particularly in North America and China. We believe our focus on everyday efficiency and revenue growth management will help to mitigate against rising inflationary pressures.

Exchange
We are not able to provide specific guidance in relation to fiscal 22, however, if we applied exchange rates of £1=$1.39 and £1=€1.16, where sterling has further strengthened compared to the actual exchange rates experienced in fiscal 21, net sales and operating profit would have been further negatively impacted in fiscal 21 by approximately £325 million and £110 million respectively. We believe this is indicative that, at these rates, there will be an additional negative impact on net sales and operating profit in fiscal 22.

Taxation
The tax rate before exceptional items was 22.2% in fiscal 21 and we expect it to be in the range of 22.0% to 24.0% in fiscal 22. For further details on taxation see Summary income statement, (e) Taxation and Notes, 5. Taxation..

Effective interest rate
The effective interest rate was 2.7% in fiscal 21 and we expect it to be in the range of 2.7% to 3.0% in fiscal 22.

Capital expenditure
Capital expenditure was £626 million in fiscal 21 and we expect it to be in the range of £800 million to £850 million in fiscal 22.

Notes to the business and financial review

Unless otherwise stated:
-   movements in results are for the fiscal year ended 30 June 2021 compared to the fiscal year ended 30 June 2020
-   commentary below refers to organic movements
-   volume is in millions of equivalent units (EUm)
-   net sales are sales after deducting excise duties
-   percentage movements are organic movements
-   share refers to value share

See Explanatory notes for explanation of the calculation and use  of non-GAAP measures.

Business review

North America

●	Net sales growth of 20%, following slower growth of 2% in fiscal 20, driven primarily by US Spirits.
●	Strong growth primarily reflects resilient consumer demand, spirits category continuing to take share of total beverage alcohol and the replenishment of stock levels by distributors and retailers.
●	Spirits growth of 21% reflects particularly strong performance in tequila and broad-based growth across all other spirits categories supported by consumer led marketing and innovation.
●	Beer growth of 10% primarily driven by flavoured malt beverages.
●	Organic operating margin decreased 124bps, primarily reflecting increased investment in marketing, adverse category mix and inflationary impact of agave.

Key financials £ million:
	2020	Exchange	Acquisitions and disposals	Organic movement	Other(i)	2021	Reported movement%
Net sales	4,623	(353)	10	929	-	5,209	13
Marketing	727	(52)	12	248	1	936	29
Operating profit before exceptional items	2,034	(131)	(19)	352	1	2,237	10
Exceptional operating items(ii)	54					-
Operating profit	2,088					2,237	7

Markets:					Global giants, local stars and reserve(v):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(vi)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America(iii)	11	10	20	13	Crown Royal	10	12	5
					Smirnoff	4	4	(2)
US Spirits	13	14	24	16	Johnnie Walker	8	15	8
DBC USA	10	10	12	5	Captain Morgan	6	5	(1)
Canada	3	3	4	1	Don Julio	72	68	57
					Ketel One(vii)	9	1	(6)
Spirits	11	10	21	13	Guinness	-	2	(4)
Beer(iv)	8	8	10	3	Baileys	16	28	21
Ready to drink(iv)	55	48	101	89	Bulleit	8	9	2
					Cîroc vodka	25	26	18
					Casamigos	115	125	110
					Tanqueray	5	5	(1)

(i)      For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.
(ii)     For further details on exceptional items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items.
(iii)    Reported volume and net sales growth include impacts from the disposal of a portfolio of 19 brands to Sazerac in a prior period and the acquisition of Aviation Gin LLC ('Aviation American Gin'), Davos Brands LLC ('Davos Brands'), Far West
          Spirits LLC ('Lone River') and Loyal 9 Cocktails in fiscal 21.
(iv)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(v)     Spirits brands excluding ready to drink and non-alcoholic variants.
(vi)    Organic equals reported volume movement.
(vii)   Ketel One includes Ketel One vodka and Ketel One Botanical.

North America contributed	North America organic net sales grew
41% of Diageo reported net sales in fiscal 21	20% in fiscal 21
Market highlights

US Spirits
Strong growth in tequila and broad based growth across all other categories
Net sales increased 24%, reflecting resilient consumer demand, spirits category continuing to take share of total beverage alcohol and lapping a softer fiscal 20. Shipments were ahead of depletions by approximately 5 percentage points, due to the replenishment of stock levels by distributors, following a reduction by distributors of inventories in fiscal 20.

The tequila category benefitted from strong growth with its broad occasion appeal. Net sales increased 87% with Don Julio growing 69% and Casamigos growing 126% with both gaining spirits market and tequila category share. The acceleration of growth in our tequila portfolio reflects some benefit of price increases on Casamigos. This strong performance was delivered despite constraints on the supply of certain aged variants of our brands.

Crown Royal net sales increased 13% largely driven by continued momentum in Crown Royal Peach, Crown Royal Regal Apple and Crown Royal Vanilla. Crown Royal gained category share but growth was impacted by constraints in the supply of aged liquid.

Scotch grew 18%. Johnnie Walker net sales grew 19% benefitting from premiumisation trends with strong growth in Johnnie Walker super deluxe variants as well as Johnnie Walker Black Label. Buchanan's net sales increased 40% driven by commercial interventions in key states and a more effective media plan to recruit target consumers. Scotch malts declined 13%, lapping successful Game of Thrones innovations.

Vodka net sales grew 8%. Cîroc net sales increased 27% driven by strong growth in the core variant as well as key flavour variants resulting from refreshed activations to re-engage consumers. Smirnoff sales increased 5% as growth in new flavour variants including Smirnoff Pink Lemonade more than offset the decline in Smirnoff No.21 Red. Ketel One net sales increased 2% largely driven by Ketel One Botanical. Captain Morgan net sales grew 7%, largely driven by growth in Captain Morgan Spiced and the launch of Captain Morgan Sliced Apple.

Bulleit net sales increased 10% with upweighted marketing investment driving strong performance in the off-trade channel.

Baileys net sales grew 31% driven by strong volume growth, price increases on Baileys Original and the successful launches of Baileys Deliciously Light, Baileys Apple Pie limited time offer and Baileys Colada limited time offer.

Spirit based ready to drink innovations delivered a strong contribution driven primarily by the launch of Crown Royal Cocktails and Ketel One Botanical Vodka Spritz.

Diageo Beer Company USA
Continued growth of flavoured malt beverages
Net sales grew 12%. Flavoured malt beverages net sales increased 17%. Beer net sales, excluding flavoured malt beverages, increased 5% as off-trade beer sales growth more than offset lower keg sales from the on-trade slow down due to Covid-19.

Canada
Growing despite strong prior year performance
Net sales grew 4%, lapping a strong fiscal 20, with growth mainly in Baileys and ready to drink. This more than offset the decline in beer due to its higher on-trade exposure.

Marketing
Focussed investment in growth drivers
Marketing grew 34%, ahead of net sales, driven by investment across our brands behind opportunities in the off-trade and e-commerce channels, informed by our marketing analytics tools.

Europe and Turkey

●	Net sales increased 4%, following a significant decline in fiscal 20, primarily reflecting strong consumer demand in the off-trade channel and market share gains. The on-trade remained impacted.
●	Growth was primarily driven by Northern Europe, Turkey and Great Britain.
●	Southern Europe experienced slower growth, and Ireland declined significantly, due to the higher exposure to the on-trade in those markets.
●	Spirits net sales grew 11%, with broad-based growth across scotch, Baileys, rum, gin and raki.
●	Beer net sales declined 21%, driven by Guinness in Ireland and Great Britain, as a result of higher exposure to the on-trade.
●	Travel Retail Europe declined 56%, reflecting the continued restrictions on international travel.
●	Operating margin declined 265bps due to the adverse mix impact from on-trade closures and growth in marketing investment ahead of net sales.

Key financials £ million:
	2020	Exchange	Acquisitions and disposals	Organic movement	Other(i)	2021	Reported movement %
Net sales	2,567	(85)	(32)	108	-	2,558	-
Marketing	428	(9)	(2)	56	-	473	11
Operating profit before exceptional items	757	(49)	(12)	(38)	(23)	635	(16)
Exceptional operating items(ii)	(62)					(15)
Operating profit	695					620	(11)

Markets:					Global giants and local stars(v):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(vi)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe and Turkey(iii)	7	6	4	-	Guinness	(11)	(19)	(19)
					Johnnie Walker	12	10	4
Great Britain	13	12	7	7	Baileys	17	19	19
Northern Europe	17	17	22	23	Smirnoff	(4)	(2)	(3)
Southern Europe	1	2	1	3	Captain Morgan	18	17	16
Eastern Europe	13	12	6	(4)	Yenì Raki	2	(3)	(24)
Ireland	(8)	(17)	(23)	(30)	Tanqueray	13	16	17
Turkey	17	17	28	(3)	JeB	-	(1)	(3)

Spirits	10	9	11	7
Beer(iv)	(12)	(18)	(21)	(25)
Ready to drink(iv)	13	13	14	13
(i)      For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.
(ii)    For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items.
(iii)   From 1 July 2020, Europe and Turkey are managed as six individual markets: Great Britain, Ireland, Northern Europe, Southern Europe, Eastern Europe and Turkey, each with end-to-end accountability. This reflects how management reviews performance.
(iv)   Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(v)    Spirits brands excluding ready to drink and non-alcoholic variants.
(vi)    Organic equals reported volume movement.

Europe and Turkey contributed	Europe and Turkey organic net sales grew
20% of Diageo reported net sales in fiscal 21	4% in fiscal 21

Market highlights
Great Britain
Strong off-trade growth
Net sales increased 7% primarily driven by strong consumer demand in the off-trade. The e-commerce channel experienced strong growth as consumption shifted to the at-home occasion. Spirits growth of 16% was driven by scotch, Baileys, vodka and gin, supported by innovation, including Gordon's Sicilian Lemon and Captain Morgan Tiki. Beer declined 16% due to the significant impact of lost sales in the on-trade being only partially offset by strong growth in the off-trade channel.

Northern Europe
Strong off-trade growth
Net sales increased 22%, reflecting strong off-trade growth primarily driven by scotch and Baileys. Baileys grew 30%, benefiting from innovation, including Baileys Salted Caramel. Scotch sales grew 24% driven by Johnnie Walker and scotch malts.

Southern Europe
Slower growth due to higher on-trade exposure
Net sales increased 1%. The slower pace of recovery reflects the continued impact of on-trade restrictions and reduced tourism. Growth was mainly driven by rum, partially offset by a decline in vodka.

Eastern Europe(i)
Growth mainly driven by Russia
Net sales increased 6%, mainly driven by strong growth in Russia, partially offset by decreased sales in Lebanon as a result of on-trade restrictions and political instability.

Ireland
Severe on-trade restrictions drove net sales decline
Net sales declined 23%, primarily due to a decline in Guinness net sales of 32% as a result of continued on-trade restrictions. Spirits grew 14% driven by strong off-trade growth, particularly in Baileys and Gordon's.

Turkey
Strong scotch and raki performance
Net sales increased 28%, driven partially by inflation and excise-led price increases. Scotch sales grew 94% driven by strong off-trade momentum, particularly in Johnnie Walker. Raki grew 10%, driven by our more premium variant Tekirdağ Raki, partially offset by decreased sales of Yenì Raki, reflecting increased category premiumisation.

Travel Retail Europe
Significant impact from international travel restrictions
Net sales declined 56%.

Marketing
Increased investment behind growth drivers
Investment increased 13%, ahead of net sales, driven by upweighted media spend and strong activation in the off-trade and e-commerce channels.

(i)      The Diageo Eastern Europe market includes the Middle East and North Africa (MENA).

Africa

●	Net sales grew 20%, following a decline in fiscal 20, driven by Nigeria, East Africa and Africa Regional Markets.
●	Strong performance reflects resilience in consumer demand in the off-trade and partial recovery of the on-trade, despite ongoing Covid-19 restrictions.
●	Slower growth in South Africa, due to trade restrictions and periodic bans on alcohol sales.
●	Beer net sales grew 19% primarily driven by Guinness and Malta Guinness.
●	Spirits net sales grew 21% mainly driven by growth in mainstream spirits.
●
Operating margin improved 586bps, lapping a significant decline in fiscal 20. Margin improvement was driven by net sales recovery, positive price/mix and productivity initiatives, partially offset by market mix.

Key financials £ million:
	2020	Exchange	Acquisitions and disposals	Organic movement	2021	Reported movement %
Net sales	1,346	(150)	(42)	258	1,412	5
Marketing	160	(13)	(1)	22	168	5
Operating profit before exceptional items	101	(43)	-	113	171	69
Exceptional operating items(i)	(145)				-
Operating profit	(44)				171	489

Markets:					Global giants and local stars(iv):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(v)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(ii)	18	10	20	5	Guinness	30	32	22
					Johnnie Walker	(5)	4	(2)
East Africa	13	13	13	2	Smirnoff	28	20	9
Africa Regional Markets(ii)	12	(12)	15	(2)
Nigeria	39	39	57	35	Other beer:
South Africa(ii)	13	8	11	(7)
					Malta Guinness	38	35	19
Spirits	20	20	21	10	Senator	2	4	(7)
Beer(iii)	15	15	19	7	Tusker	8	4	(6)
Ready to drink(ii)(iii)	30	7	31	(2)	Serengeti	6	7	(1)
(i)      For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items.
(ii)     Africa, Africa Regional Markets, South Africa and ready to drink reported volume movement impacted by disposals. For further details see Organic growth excluding Travel Retail and Guinness.
(iii)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(iv)    Spirits brands excluding ready to drink and non-alcoholic variants.
(v)     Organic equals reported volume movement.

Africa contributed	Africa organic net sales grew
11% of Diageo reported net sales in fiscal 21	20% in fiscal 21
Market highlights
East Africa
Growth across all markets
Net sales grew 13%, lapping a 10% decline in fiscal 20. Kenya grew 11%, with strong spirits growth, particularly in mainstream gin, and slower beer growth due to on-trade restrictions. Uganda grew 24% driven primarily by strong beer growth, benefiting from production capacity expansion. Tanzania net sales grew 10%, building on growth in fiscal 20.

Africa Regional Markets
Growth driven by strong Guinness performance
Net sales grew 15%, following a decline in fiscal 20 with good growth in Ghana and Cameroon, partially offset by continued decline in Ethiopia. Guinness grew 28%, benefiting from focussed strategic marketing investment and improved supply capacity.

Nigeria
Strong broad based recovery
Net sales grew 57%, partially benefiting from lapping a soft comparative. Strong growth in beer, mainstream spirits and international premium spirits reflects momentum in the off-trade and improved route to consumer across the business. Growth in beer was primarily driven by Guinness and Malta Guinness which also benefitted from partial recovery of the on-trade and innovation.

South Africa
Market impacted by Covid-19 related restrictions
Net sales grew 11%, following a disrupted fiscal 20, despite on- and off-trade closures and periodic bans on sales and distribution of alcohol. Growth was primarily driven by scotch, followed by vodka and gin.

Marketing
Focussed investment in off-trade and new channels
Marketing spend grew 14%, behind net sales growth. Investment in the on-trade was selectively scaled back and spending was focussed on the off-trade, e-commerce and new route to consumer programmes.

Latin America and Caribbean

●	Net sales increased 30%, lapping a significant decline in fiscal 20, driven by growth in all markets.
●	Growth reflects resilient consumer demand in the off-trade channel and price increases in key markets.
●	Spirits grew 30% with strong growth across key categories, particularly scotch.
●	Travel Retail Latin America and Caribbean declined 63% due to continued international travel restrictions.
●	Operating margin improved by 674bps driven by net sales recovery, positive price interventions and productivity initiatives.

Key financials £ million:
	2020	Exchange	Acquisitions and disposals	Organic movement	Other(i)	2021	Reported movement %
Net sales	908	(137)	-	275	-	1,046	15
Marketing	155	(22)	-	28	-	161	4
Operating profit before exceptional items	248	(82)	-	153	(16)	303	22
Exceptional operating items(ii)	(6)					-
Operating profit	242					303	25

Markets:					Global giants and local stars(iv):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(v)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	25	29	16
	22	22	30	15	Buchanan's	18	23	11
					Old Parr	14	16	4
PUB	24	24	50	20	Smirnoff	16	25	7
Mexico	10	10	24	11	Black & White	33	44	26
CCA	15	15	12	8	Tanqueray	27	34	11
Andean	27	27	33	19	Baileys	39	44	32
PEBAC	47	47	73	62

Spirits	22	22	30	15
Beer(iii)	11	11	17	16
Ready to drink(iii)	24	24	38	17
(i)     For further details on fair value remeasurements see Summary Income Statement (d) Fair value remeasurement.
(ii)     For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items
(iii)   Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(iv)   Spirits brands excluding ready to drink and non-alcoholic variants.
(v)    Organic equals reported volume movement.

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
8% of Diageo reported net sales in fiscal 21	30% in fiscal 21

Market highlights
PUB (Paraguay, Uruguay and Brazil)
Strong broad based growth in key categories
Net sales increased 50%, primarily driven by scotch, as well as growth in gin, vodka and ready-to-drink. Scotch net sales increased 66%, with double-digit growth in Johnnie Walker and triple-digit growth in White Horse. Brazil net sales grew 62%, reflecting a recovery in consumption and pricing interventions, which more than offset a decline in duty free sales.

Mexico
Market recovery supported by strong off-trade execution
Net sales increased 24%, benefitting from lapping a reduction of inventory levels by distributors in fiscal 20 and growth in the off-trade channel in fiscal 21. Tequila grew 47% driven by Don Julio, supported by limited editions and a strong activation plan, resulting in share gains in the off-trade. Scotch sales grew 12% driven by Buchanan's and Johnnie Walker.

CCA (Caribbean and Central America)
Growth in domestic consumption
Net sales increased 12%, lapping the decline in fiscal 20 due to reduced levels of international tourism and on-trade restrictions. Growth was driven by domestic consumption supported by "The Moment is Now" campaign. Scotch net sales increased 13% driven by double digit growth of Johnnie Walker, Buchanan's and Old Parr.

Andean (Colombia and Venezuela)
Growth driven by strong scotch performance in Colombia
Net sales increased 33%, building on growth in fiscal 20, driven by Colombia. Growth was primarily driven by scotch with net sales increase of 25% driven by double-digit growth in Buchanan's and triple-digit growth in Black & White.

PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile)
Partial recovery following significant declines in fiscal 20
Net sales increased 73%, lapping a significant decline in fiscal 20 due to ongoing social and political instability across key markets and the impact of Covid-19. Growth in fiscal 21 was supported by strong execution through enhanced distribution partnerships. Scotch delivered double-digit net sales growth, primarily driven by Johnnie Walker.

Travel Retail Latin America and Caribbean
Persistent travel restrictions affect performance
Net sales decreased 63% due to continued international travel restrictions.

Marketing
Investment redeployed to off-trade and e-commerce
Investment increased 18%, behind net sales, following a decline in fiscal 20. On-trade marketing was redeployed to the off-trade and e-commerce in response to at-home consumption trends.

Asia Pacific

●
Net sales grew 14%, following a significant decline in fiscal 20, driven by Greater China, India and Australia, partially offset by a continued significant decline in Travel Retail Asia and Middle East.

●	Growth reflects strong recovery in China and off-trade momentum in most markets.
●	Slower growth in North Asia and South East Asia reflects continuing impact of Covid-19.
●	Spirits grew 12% driven mainly by Chinese white spirits, IMFL whisky and scotch.
●	Operating margin grew 169bps driven primarily by positive market mix, category mix and operating leverage driven by net sales recovery.

Key financials £ million:
	2020	Exchange	Reclassification(i)	Acquisitions and disposals	Organic movement	2021	Reported movement %
Net sales	2,270	(75)	(14)	(1)	308	2,488	10
Marketing	365	(7)	-	-	60	418	15
Operating profit before exceptional items	501	(6)	-	-	113	608	21
Exceptional operating items(ii)	(1,198)					-
Operating profit	(697)					608	187

Markets:					Global giants, local stars and reserve(iv):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(v)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	9	9	14	10	Johnnie Walker	4	3	2
					McDowell's	10	10	1
India	9	9	13	4	Shui Jing Fang(vi)	42	51	51
Greater China	24	24	38	37	Guinness	8	9	(8)
Australia	21	22	23	29	The Singleton	6	5	5
South East Asia	-	(1)	7	(3)	Smirnoff	-	(4)	(4)
North Asia	18	16	9	4	Windsor	(16)	(6)	(8)
Travel Retail Asia and Middle East	(57)	(57)	(63)	(63)	Bundaberg	6	4	9

Spirits	9	9	12	8
Beer(iii)	9	9	9	(7)
Ready to drink(iii)	13	13	16	20
(i)     For fiscal 21, £14 million has been reclassified from cost of good sold to excise duties.
(ii)    For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, 3. Exceptional items.
(iii)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(iv)    Spirits brands excluding ready to drink and non-alcoholic variants.
(v)     Organic equals reported volume movement.
(vi)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Asia Pacific contributed	Asia Pacific organic net sales grew
20% of Diageo reported net sales in fiscal 21	14% in fiscal 21
Market highlights
India
Partial recovery in a challenging environment
Net sales grew 13%, lapping a significant decline in fiscal 20, despite the continued economic slowdown and the impact of Covid-19. Growth was driven by off-trade momentum, and the occurrence of the Indian Premier League which was postponed from fiscal 20, partially offset by the contraction of business in Andhra Pradesh and restrictions in the on-trade channel. The Prestige and Above segment grew 12%, with strong performance in scotch and growth of the renovated McDowell's No.1 whisky. Net sales in the popular brands segment declined 1%.

Greater China
Strong market recovery
Net sales increased 38%, lapping a decline in fiscal 20. Growth was driven by Chinese white spirits and scotch which grew 53% and 21%, respectively. Double-digit growth in scotch malts and Johnnie Walker super deluxe was driven by focussed investment, innovation and route to market expansion, including increased city coverage and new distribution channels.

Australia
Strong growth across categories
Net sales increased 23%, building on mid-single digit growth in fiscal 20, benefiting from a strong spirits category, including spirits taking share of total beverage alcohol and off-trade momentum. Growth was broad based across categories, with particularly strong performance in ready to drink. Ready to drink net sales grew 27% supported by the Smirnoff Spiked Seltzers and Gordon's Pink Gin Premix innovations.

South East Asia
Soft growth due to Covid-19 impact
Net sales grew 7%, lapping significant decline in fiscal 20. Growth was mainly driven by strong scotch performance in Vietnam, due to Johnnie Walker super deluxe variants and scotch malts. Key Accounts grew 11%, lapping double-digit decline in fiscal 20. However, Covid-19 related restrictions continued to impact tourism in many markets.

North Asia
Covid-19 continues to impact recovery
Net sales grew 9%, lapping double-digit decline in fiscal 20, driven by momentum in the off trade. Japan net sales grew 8% benefiting from focussed investment in Johnnie Walker and White Horse. Korea grew net sales 10%, driven primarily by Johnnie Walker, partially offset by continuing decline in Windsor.

Travel Retail Asia and Middle East
Persistent travel restrictions continue to impact performance
Net sales declined 63%.

Marketing
Increased investment behind growth drivers
Investment increased 16%, mainly in Greater China, across Chinese white spirits and scotch. Australia and North Asia also invested ahead of net sales. Marketing investment was reduced in the more impacted markets of South East Asia and Travel Retail Asia and Middle East.

Category and brand review

●	Spirits grew 18%, lapping a softer fiscal 20, with particularly strong growth in scotch and tequila and broad-based growth across other key categories.
●	Scotch grew 15%, and Johnnie Walker grew 12%, despite the category's relatively high exposure to Travel Retail.
●	Tequila grew 79% with Don Julio and Casamigos growing share within the fast growing tequila category in US Spirits.
●	Beer grew 4%, driven by growth in flavoured malt beverages and Malta Guinness.
●	Ready to drink grew 30%, with very strong growth in North America and Australia driven by increased consumer demand for convenient formats.

Key categories:
	Organicvolumemovement(i)%	Organic net sales movement %	Reported net sales movement %
Spirits(ii)	11	18	11
Scotch	15	15	8
Vodka(iii)(iv)	7	7	1
Canadian whisky	8	12	4
Rum(iii)	-	7	1
Liqueurs	15	22	18
Indian-Made Foreign Liquor (IMFL) whisky	13	12	3
Tequila	70	79	67
Gin(iii)	14	14	12
US whiskey	3	7	1
Beer(v)	8	4	(4)
Ready to drink(v)	24	30	21

(i)      Organic equals reported volume movement except for rum (1)%, liqueurs 14%, tequila 69%, gin 15%, US whiskey 4%, beer 7% and ready to drink 16%, which were impacted by acquisitions and disposals.
(ii)     Spirits brands excluding ready to drink and non-alcoholic variants.
(iii)    Vodka, rum, gin including IMFL brands.
(iv)    Vodka includes Ketel One Botanical.
(v)     Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management  reviews performance. Movements reported in the table above are on a like for like basis.

Scotch
23% of Diageo's net sales and grew 15%
Growth in all regions partially offset by the impact of Covid-19 on Travel Retail.
-  Johnnie Walker net sales increased 12% with growth in all regions.
-  Johnnie Walker Reserve grew 23% mainly driven by US Spirits, Greater China, Vietnam and South Korea.
-  Johnnie Walker Red Label grew 19% with strong growth in Brazil, PEBAC, Turkey, Northern Europe and India driven by consumption recovery
-  Johnnie Walker Black Label grew 6%, with growth in all regions except Africa.
-  Primary scotch brands grew 27% driven by White Horse and Black & White in Latin America and Caribbean and Bell's in Europe and Turkey.
-  Scotch malts grew 11% driven by Asia Pacific and Europe and Turkey partially offset by a decline in North America.
-  Buchanan's net sales grew 29% driven by strong growth in North America and Latin America and Caribbean.
-  Old Parr net sales increased 16% driven by strong growth in Brazil.

Vodka
10% of Diageo's net sales and grew 7%
Growth in all regions except Asia Pacific.

-  Cîroc grew 26% driven mainly by US Spirits on the back of refreshed activations to engage with Cîroc's consumer base.
-  Smirnoff net sales increased 5% driven by growth in Smirnoff flavours in North America, Africa and Latin America and Caribbean partially offset by declines in Europe and Turkey and Asia Pacific.
-  Ketel One performance was flat with growth in North America offset by a decline in Europe and Turkey.

Tequila
8% of Diageo's net sales and grew 79%
Growth was mainly driven by strong performance of Don Julio and Casamigos within the fast growing tequila category in North America which benefitted from its broad occasion appeal.

Canadian whisky
8% of Diageo's net sales and grew 12%
Growth of Crown Royal in North America was largely driven by continued momentum on flavours with Crown Royal Regal Apple, Crown Royal Peach and Crown Royal Vanilla all growing strongly.

Rum
6% of Diageo's net sales and grew 7%
Growth was driven by Captain Morgan in North America, Great Britain, Northern Europe and Southern Europe, Zacapa in North America and Europe and Turkey, partially offset by a decline in McDowell's No.1 in India.

Liqueurs
6% of Diageo's net sales and grew 22%
Growth was driven by Baileys, which had broad-based growth across all regions. Performance was driven by Baileys Original, the successful launches of Baileys Deliciously Light and Baileys Apple Pie limited time offer and continued focus on Baileys' positioning as a year-round indulgent treat.

IMFL whisky
5% of Diageo's net sales and grew 12%.
The growth was driven by McDowell's No.1, McDowell's No.1 Luxury and Haywards Fine Whisky.

Gin
5% of Diageo's net sales and grew 14%
Growth across all regions with strong double-digit growth in Africa and Latin America and Caribbean.
-  Growth in Africa was mainly driven by Gilbey's in Kenya and broad-based growth of Gordon's across the region.
-  Growth in Latin America and Caribbean was mainly driven by growth of Tanqueray and Gordon's in Brazil.
-  Growth in Europe was mainly driven by Gordon's and Tanqueray in Great Britain and Tanqueray in Northern Europe.

US whiskey
2% of Diageo's net sales and grew 7%
Performance was driven by strong growth in Bulleit and George Dickel in North America.

Beer
15% of Diageo's net sales and grew 4%
-  Guinness was overall flat with strong growth in Africa, particularly Nigeria following partial recovery of the on-trade and Cameroon due to improved supply capacity and improved recruitment, offset by decline in Europe and Turkey where sales decreased 19% due to the continuing impact of Covid-19 on the on-trade, particularly in Ireland and Great Britain.
-  Beer in Africa grew 19% driven by Guinness and Malta Guinness.
-  Smirnoff flavoured malt beverages in Diageo Beer Company USA increased 17%.

Ready to drink
4% of Diageo's net sales and grew 30%
Growth was broad-based across all regions, particularly in the US Spirits and Australia markets. US Spirits ready to drink performance was driven by successful launches of Crown Royal Cocktails and Ketel One Botanical Vodka Spritz and Australia ready to drink performance was driven by Smirnoff, Bundaberg and Gordon's ready to drink variants.

Global giants, local stars and reserve(i):
	Organicvolumemovement(ii)%	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	11	12	6
Smirnoff	6	5	(1)
Baileys	18	24	20
Captain Morgan	10	9	4
Tanqueray	10	12	6
Guinness	7	-	(6)
Local stars
Crown Royal	9	12	5
Yenì Raki	2	(3)	(24)
Buchanan's	24	29	19
JƐB	3	3	(1)
Windsor	(16)	(6)	(8)
Old Parr	14	16	5
Bundaberg	6	5	10
Black & White	24	26	12
Ypióca	10	9	(15)
McDowell's	10	11	1
Shui Jing Fang(iii)	42	51	51
Reserve
Scotch malts	10	11	9
Cîroc vodka	23	26	19
Ketel One(iv)	6	-	(6)
Don Julio	50	62	51
Bulleit	9	10	3
Casamigos	114	125	110
(i)      Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)     Organic equals reported volume movement.
(iii)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Global giants
37% of Diageo's net sales and grew by 9%
All brands grew net sales apart from Guinness which was flat due to to restrictions on the on-trade channel, particularly in Great Britain and Ireland, which was offset by growth in Guinness Foreign Extra Stout and Guinness Extra Smooth in Africa and Guinness Draught in Can in Europe and Turkey.

Local stars
20% of Diageo's net sales and grew 17%
Largely driven by growth in net sales in Chinese white spirits in Asia Pacific, Crown Royal in North America, Buchanan's in North America and Latin America and Caribbean and McDowell's No.1 in India.

Reserve
25% of Diageo's net sales and grew 36%
Largely driven by the strong net sales growth of Casamigos and Don Julio in US Spirits, Chinese white spirits in Asia Pacific and Johnnie Walker Reserve variants in all regions.

Additional financial information
Year ended 30 June 2021

Summary income statement

	2020	Exchange (a)	Acquisitions and disposals (b)	Organic movement(i)	Fair value remeasurement (d)	Reclassification(ii)	2021
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	17,697	(1,317)	(105)	2,878	-	-	19,153
Excise duties	(5,945)	517	40	(1,018)	-	(14)	(6,420)
Net sales	11,752	(800)	(65)	1,860	-	(14)	12,733
Cost of sales	(4,654)	325	59	(773)	(9)	14	(5,038)
Gross profit	7,098	(475)	(6)	1,087	(9)	-	7,695
Marketing	(1,841)	105	(9)	(417)	(1)	-	(2,163)
Other operating items	(1,763)	64	(16)	(43)	(28)	-	(1,786)
Operating profit before exceptional items	3,494	(306)	(31)	627	(38)	-	3,746
Exceptional operating items (c)	(1,357)						(15)
Operating profit	2,137						3,731
Non-operating items (c)	(23)						14
Net finance charges	(353)						(373)
Share of after tax results of associates and joint ventures	282						334
Profit before taxation	2,043						3,706
Taxation (e)	(589)						(907)
Profit for the year	1,454						2,799
(i)     For the definition of organic movement see Explanatory notes.
(ii)    In the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real, the Indian rupee and the Turkish lira, partially offset by the weakening of sterling against the euro.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2021 is set out in the table below.

Gains/(losses)
£ million
Translation impact	(207)
Transaction impact	(99)
Operating profit before exceptional items	(306)
Net finance charges - translation impact	15
Net finance charges - transaction impact	(3)
Net finance charges	12
Associates - translation impact	4
Profit before exceptional items and taxation	(290)

	Year ended 30 June 2021	Year ended 30 June 2020
Exchange rates
Translation £1 =	$1.35	$1.26
Transaction £1 =	$1.34	$1.35
Translation £1 =	€1.13	€1.14
Transaction £1 =	€1.14	€1.12

(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to the acquisition of Aviation Gin LLC ('Aviation Gin') and Davos Brands LLC ('Davos Brands') in the year ended 30 June 2021 and to the impact of prior year's disposals.

See Movement in net borrowings and equity; Notes, 11. Acquisition of businesses and purchase of non-controlling interests and Explanatory notes, Organic growth excluding Travel Retail and Guinness for further details.

(c) Exceptional items
Exceptional operating items in the year ended 30 June 2021 were £15 million loss before tax (2020 - £1,357 million).

In the year ended 30 June 2021, based on recent developments, an additional provision of TRY 156 million (£15 million) was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision's balance to TRY 272 million (£23 million) following a settlement of TRY 15 million (£1 million) during the year.

On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million. The corresponding expense was recognised as an exceptional operating item, consistent with the charge in relation to the initial GMP ruling in the year ended 30 June 2019.

An exceptional charge of $6 million (£5 million) was recognised as part of the 'Raising the Bar' programme, in addition to the commitment of $100 million (£81 million) announced in the year ended 30 June 2020. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available.

In the year ended 30 June 2021, an inventory provision of £7 million was released (2020 - a charge of £30 million) in respect of inventories that had earlier been expected to be returned and destroyed as a consequence of the Covid-19 pandemic, resulting in an exceptional gain. Given the original charge was classified as an exceptional item in the year ended 30 June 2020, the change to the provision was also classified as exceptional.

In the year ended 30 June 2021, an additional gain of $4 million (£3 million) (2020 - £83 million) was recognised in exceptional operating items for excess receipts in respect of substitution drawback claims on prior year accruals.

In the year ended 30 June 2020, an impairment charge of £1,345 million was recognised in exceptional operating items, comprising of £655 million in respect of the India cash-generating unit containing the India goodwill, £116 million in respect of the USL popular brands category (Old Tavern brand £78 million and Bagpiper brand £38 million) and £1 million in respect of fixed assets in India; £434 million in respect of the Windsor Premier brand; £84 million in respect of the group's Nigerian tangible fixed assets; and £55 million in respect of the group's Ethiopian tangible fixed assets.

In line with the group's accounting policy, given the unusual nature and magnitude of the below items, these were reported as exceptional operating items in the year ended 30 June 2020:

(i) Diageo launched the 'Raising the Bar' programme, including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support pubs and bars to recover following the Covid-19 pandemic. Diageo also provided other forms of support to help the communities and the industry which amounted to £8 million.

(ii) An exceptional charge of £30 million was recognised in respect of obsolete inventories that had been or were expected to be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprised of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.

(iii) An estimated benefit of $105 million (£83 million) for substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years was recognised in exceptional operating items.

An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that resulted in the reversal of the prior year's provision in the amount of £24 million. The corresponding income was recognised as an exceptional operating item, consistent with the charge in relation to the initial provision in the year ended 30 June 2019.

Non-operating items in the year ended 30 June 2021 were £14 million income before tax (2020 - £23 million loss).

In the year ended 30 June 2021, ZAR 209 million (£10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2020 - loss of £32 million).

Certain United Spirits Limited subsidiaries were sold in the year ended 30 June 2021. The sale of businesses resulted in an exceptional gain of £3 million.

In the year ended 30 June 2021, the group reversed $2 million (£1 million) (2020 - £2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.

In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value.

In the year ended 30 June 2020, the disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.

For further details on exceptional items see Notes, (c) Exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of a £9 million gain for the year ended 30 June 2020. The adjustments to marketing and other operating expenses are the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £36 million loss for the year ended 30 June 2021 and £7 million loss for the year ended 30 June 2020.

(e) Taxation
The reported tax rate for the year ended 30 June 2021 was 24.5% compared with 28.8% for the year ended 30 June 2020.

On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.

On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% in 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 31 June 2021 in relation to the remeasurement of deferred tax liabilities.

As disclosed in the 2020 Annual Report, Diageo launched the 'Raising the Bar' programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020. Due to uncertainty about the precise nature of the spend, it could not be determined whether the amounts were deductible for tax purposes in future periods. As a result, no deferred tax asset was recognised in respect of the provision for the year ended 30 June 2020. In 2021, additional information regarding the nature of the spend was available and this has been re-assessed and a £5 million exceptional tax credit has been recognised, mainly in respect of amounts spent in the United States, United Kingdom and Ireland for the year ended 30 June 2021.

The reported tax charge for the year ended 30 June 2020 included an exceptional tax credit of £154 million mainly comprising exceptional tax credits on the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively, and a further £7 million exceptional tax credit in respect of obsolete inventories offset by a £20 million exceptional tax charge in respect of substitution drawback claims.

The tax rate before exceptional items for the year ended 30 June 2021 was 22.2% compared with 21.7% for the year ended 30 June 2020.

We expect the tax rate before exceptional items for the year ending 30 June 2022 to be in the range of 22%-24%.

(f) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2021 dividend cover is 1.6 times. The recommended final dividend for the year ended 30 June 2021, to be put to the shareholders for approval at the Annual General Meeting is 44.59 pence, an increase of 5% on the prior year final dividend. This brings the full year dividend to 72.55 pence per share, an increase of 4% on the prior year. We will keep future returns of capital, including dividends, under review through year ending 30 June 2022 to ensure we allocate Diageo's capital in the best way to maximize value for the business and our stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on register as of 27 August 2021. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 26 August 2021.The final dividend, once approved by shareholders, will be paid to shareholders on 7 October 2021 and payment to US ADR holders will be made on 13 October 2021. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 16 September 2021.

(g) Return of Capital
On 25 July 2019, the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three-year period from 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions. Under the first phase of the programme, which ended on 31 January 2020, the company returned £1.25 billion to shareholders via share buybacks. On 9 April 2020, due to uncertainties related to Covid-19 pandemic, Diageo announced that it had not initiated the next phase of the programme. On 12 May 2021, the Board approved recommencing the return of capital programme. Due to the impact of Covid-19, the original completion date for the programme has been extended by two years to 30 June 2024. The second phase of the programme of up to £1 billion to shareholders via share buybacks was also initiated on 12 May 2021 and it is expected to be completed by the end of the financial year ending 30 June 2022.

Between 12 May 2021 and 30 June 2021, the company purchased 3.2 million ordinary shares at a cost of £109 million (including £1 million of transaction costs). All shares purchased under the share buyback programmes were cancelled. A financial liability of £91 million has been established at 30 June 2021 representing the 2.6 million shares that are expected to be purchased by 29 July 2021.

Movement in net borrowings and equity

Movement in net borrowings

	2021	2020
	£ million	£ million
Net borrowings at the beginning of the year	(13,246)	(11,277)
Free cash flow (a)	3,037	1,634
Acquisitions (b)	(488)	(130)
Sale of businesses and brands	14	11
Share buyback programme	(109)	(1,282)
Proceeds from issue of share capital	-	1
Net sale of own shares for share schemes (c)	49	54
Dividends paid to non-controlling interests	(77)	(111)
Net movements in bonds (d)	(216)	4,368
Purchase of shares of non-controlling interests (e)	(42)	(62)
Net movements in other borrowings (f)	(753)	(285)
Equity dividends paid	(1,646)	(1,646)
Net (decrease)/increase in cash and cash equivalents	(231)	2,552
Net decrease/(increase) in bonds and other borrowings	967	(4,089)
Exchange differences (g)	598	(95)
Other non-cash items (h)	(197)	(86)
Adoption of IFRS 16	-	(251)
Net borrowings at the end of the year	(12,109)	(13,246)
(a) See Explanatory Notes, Free cash flow for the analysis of free cash flow.

(b) On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC and Davos Brands LLC to support Diageo's participation in the super premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets. Diageo also completed a number of additional acquisitions in the year ended 30 June 2021 comprising: (i) on 26 February 2021, the acquisition of Chase Distillery Limited, to further support Diageo's participation in the premium-plus gin segment in the United Kingdom;  (ii) on 8 March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) on 14 April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate up-front cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions include provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provides for a further £2 million of deferred consideration, of which £1 million has been paid by 30 June 2021.

In the year ended 30 June 2020, Diageo acquired the remaining share capital of Seedlip Limited and Anna Seed 83 Limited (the brand owner of Aecorn) which it did not already own, and completed a number of smaller acquisitions. In both financial years acquisitions also include additional investments as part of the Distill Ventures programme, as well as deferred and contingent consideration paid in respect of previous acquisitions.

(c) Net sale of own shares comprised receipts from employees on the exercise of share options of £57 million (2020 - £56 million) less purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £8 million (2020 - £2 million).

(d) In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).

In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million).

(e) In the year ended 30 June 2021, East African Breweries Limited (EABL), a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) which took Diageo's percentage of shares owned in United Spirits Limited from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust). During the year ended 30 June 2020, EABL, a subsidiary of Diageo, completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).

(f) In the year ended 30 June 2021, the net movements in other borrowings principally arose from cash movement of foreign exchange swaps and forwards. In the year ended 30 June 2020, the net movements in other borrowings principally arose from foreign exchange swaps and forwards, partially offset by the cash movement on lease liabilities.

(g) The exchange differences arising on net borrowings of £598 million is primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, partially offset by an unfavourable movement on cash and cash equivalents, foreign exchange swaps and forwards.

In the year ended 30 June 2020 the £95 million exchange on net borrowings was driven by unfavourable exchange movements on US dollar and euro denominated borrowings and cash and cash equivalents, partially offset by a favourable movement on foreign exchange swaps and forwards.

(h) In the year ended 30 June 2021, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps partially offset by the fair value changes of borrowings. In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps.

Movement in equity

	2021	2020
	£ million	£ million
Equity at the beginning of the year	8,440	10,156
Profit for the year	2,799	1,454
Exchange adjustments (a)	(836)	(282)
Remeasurement of post employment plans net of taxation	(27)	3
Purchase of shares of non-controlling interests (b)	(42)	(62)
Associates' transactions with non-controlling interests	(91)	-
Dividends to non-controlling interests	(72)	(117)
Equity dividends paid	(1,646)	(1,646)
Share buyback programme	(200)	(1,256)
Other reserve movements	106	190
Equity at the end of the year	8,431	8,440
(a) Exchange movement in the year ended 30 June 2021 primarily arose from exchange losses driven by the Indian rupee, the US dollar and the Turkish lira.

(b) In the year ended 30 June 2021, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) and additional shares in Serengeti Breweries Limited for $3 million (£2 million).

Post employment plans
The net surplus of the group's post employment benefit plans have increased by £82 million from £362 million at 30 June 2020 to £444 million at 30 June 2021. The increase in net surplus is attributable to the favourable discount rate change in the United Kingdom, due to the increase in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 1.5% to 1.9%) that was partially offset by the change in inflation rate assumptions in the United Kingdom and Ireland (UK from 2.1% to 2.5%; Ireland from 1.2% to 1.6%). Following the experience analysis carried out for the Diageo Pension Scheme in the United Kingdom, demographic assumptions have been updated, having a further adverse impact on the net surplus.

The operating profit charge before exceptional items increased by £40 million from £47 million for the year ended 30 June 2020 to £87 million for the year ended 30 June 2021. The operating profit charge for the year ended 30 June 2020 includes past service gain of £47 million in respect of the Guinness Ireland Group Pension Scheme (GIGPS), following communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases, and curtailment gains of £12 million mainly in respect of the Diageo Pension Scheme and the GIGPS.
Total cash contributions by the group to all post employment plans in the year ending 30 June 2022 are estimated to be approximately £120 million.

Diageo condensed consolidated income statement

		Year ended 30 June 2021	Year ended 30 June 2020
	Notes	£ million	£ million
Sales	2	19,153	17,697
Excise duties		(6,420)	(5,945)
Net sales	2	12,733	11,752
Cost of sales		(5,038)	(4,654)
Gross profit		7,695	7,098
Marketing		(2,163)	(1,841)
Other operating items		(1,801)	(3,120)
Operating profit	2	3,731	2,137
Non-operating items	3	14	(23)
Finance income	4	278	366
Finance charges	4	(651)	(719)
Share of after tax results of associates and joint ventures		334	282
Profit before taxation		3,706	2,043
Taxation	5	(907)	(589)
Profit for the year		2,799	1,454

Attributable to:
Equity shareholders of the parent company		2,660	1,409
Non-controlling interests		139	45
		2,799	1,454

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,337	2,346
Dilutive potential ordinary shares		8	8
		2,345	2,354

		pence	pence
Basic earnings per share		113.8	60.1

Diluted earnings per share		113.4	59.9

Diageo condensed consolidated statement of comprehensive income

	Year ended 30 June 2021	Year ended 30 June 2020
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	16	38
- associates and joint ventures	3	(14)
Tax on post employment plans	(46)	(21)
	(27)	3
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	(1,233)	(104)
- associates and joint ventures	(240)	82
- non-controlling interests	(173)	(37)
Net investment hedges	810	(227)
Exchange loss recycled to the income statement
- on translation of foreign operations	-	4
Tax on exchange differences - group	(9)	4
Tax on exchange differences - non-controlling interests	(1)	-
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	(298)	221
- transaction exposure hedging of the group	101	(43)
- commodity price risk hedging of the group	41	(11)
- hedges by associates and joint ventures	(1)	6
- recycled to income statement - hedge of foreign currency debt of the group	175	(75)
- recycled to income statement - transaction exposure hedging of the group	10	42
- recycled to income statement - commodity price risk hedging of the group	(2)	8
Tax on effective portion of changes in fair value of cash flow hedges	(6)	(23)
Hyperinflation adjustment	(17)	(18)
Tax on hyperinflation adjustment	5	4
	(838)	(167)
Other comprehensive loss, net of tax, for the year	(865)	(164)
Profit for the year	2,799	1,454
Total comprehensive income for the year	1,934	1,290

Attributable to:
Equity shareholders of the parent company	1,969	1,282
Non-controlling interests	(35)	8
Total comprehensive income for the year	1,934	1,290

Diageo condensed consolidated balance sheet

		30 June 2021		30 June 2020
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	12	10,764		11,300
Property, plant and equipment		4,849		4,926
Biological assets		66		51
Investments in associates and joint ventures		3,308		3,557
Other investments		40		41
Other receivables		36		46
Other financial assets		327		686
Deferred tax assets		100		119
Post employment benefit assets		1,018		1,111
			20,508		21,837
Current assets
Inventories	6	6,045		5,772
Trade and other receivables		2,385		2,111
Corporate tax receivables	5	145		190
Other financial assets		121		75
Cash and cash equivalents	7	2,749		3,323
			11,445		11,471
Total assets			31,953		33,308
Current liabilities
Borrowings and bank overdrafts	7	(1,862)		(1,995)
Other financial liabilities		(257)		(389)
Share buyback liability		(91)		-
Trade and other payables		(4,648)		(3,683)
Corporate tax payables	5	(146)		(246)
Provisions		(138)		(183)
			(7,142)		(6,496)
Non-current liabilities
Borrowings	7	(12,865)		(14,790)
Other financial liabilities		(384)		(393)
Other payables		(338)		(175)
Provisions		(274)		(293)
Deferred tax liabilities		(1,945)		(1,972)
Post employment benefit liabilities		(574)		(749)
			(16,380)		(18,372)
Total liabilities			(23,522)		(24,868)
Net assets			8,431		8,440

Equity
Share capital		741		742
Share premium		1,351		1,351
Other reserves		1,621		2,272
Retained earnings		3,184		2,407
Equity attributable to equity shareholders of the parent company			6,897		6,772
Non-controlling interests			1,534		1,668
Total equity			8,431		8,440

Diageo condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2019	753	1,350	2,372	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year	-	-	-	-	1,409	1,409	1,409	45	1,454
Other comprehensive loss	-	-	(116)	-	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/income	-	-	(116)	-	1,398	1,398	1,282	8	1,290
Employee share schemes	-	-	-	90	(36)	54	54	-	54
Share-based incentive plans	-	-	-	-	2	2	2	-	2
Share-based incentive plans in respect of associates	-	-	-	-	4	4	4	-	4
Tax on share-based incentive plans	-	-	-	-	1	1	1	-	1
Share based payments and purchase of treasury shares in respect of subsidiaries	-	-	-	-	(1)	(1)	(1)	-	(1)
Shares issued	-	1	-	-	-	-	1	-	1
Transfers	-	-	5	-	(5)	(5)	-	-	-
Purchase of non-controlling interests	-	-	-	-	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary	-	-	-	-	-	-	-	5	5
Change in fair value of put option	-	-	-	-	9	9	9	-	9
Share buyback programme	(11)	-	11	-	(1,256)	(1,256)	(1,256)	-	(1,256)
Dividends paid	-	-	-	-	(1,646)	(1,646)	(1,646)	(117)	(1,763)
At 30 June 2020	742	1,351	2,272	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year	-	-	-	-	2,660	2,660	2,660	139	2,799
Other comprehensive loss	-	-	(652)	-	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income	-	-	(652)	-	2,621	2,621	1,969	(35)	1,934
Employee share schemes	-	-	-	59	(10)	49	49	-	49
Share-based incentive plans	-	-	-	-	49	49	49	-	49
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	9	9	9	-	9
Purchase of non-controlling interests	-	-	-	-	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests	-	-	-	-	(91)	(91)	(91)	-	(91)
Change in fair value of put option	-	-	-	-	(2)	(2)	(2)	-	(2)
Share buyback programme	(1)	-	1	-	(200)	(200)	(200)	-	(200)
Dividends declared	-	-	-	-	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021	741	1,351	1,621	(1,877)	5,061	3,184	6,897	1,534	8,431

Diageo condensed consolidated statement of cash flows

	Year ended 30 June 2021		Year ended 30 June 2020
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	2,799		1,454
Taxation	907		589
Share of after tax results of associates and joint ventures	(334)		(282)
Net finance charges	373		353
Non-operating items	(14)		23
Operating profit		3,731		2,137
Increase in inventories	(443)		(366)
(Increase)/decrease in trade and other receivables	(446)		523
Increase/(decrease) in trade and other payables and provisions	1,220		(485)
Net decrease/(increase) in working capital		331		(328)
Depreciation, amortisation and impairment	447		1,839
Dividends received	290		4
Post employment payments less amounts included in operating profit	(30)		(109)
Other items	88		(14)
		795		1,720
Cash generated from operations		4,857		3,529
Interest received	89		185
Interest paid	(440)		(493)
Taxation paid	(852)		(901)
		(1,203)		(1,209)
Net cash inflow from operating activities		3,654		2,320
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	13		14
Purchase of property, plant and equipment and computer software	(626)		(700)
Movements in loans and other investments	(4)		-
Sale of businesses and brands	14		11
Acquisition of businesses	(488)		(130)
Net cash outflow from investing activities		(1,091)		(805)
Cash flows from financing activities
Share buyback programme	(109)		(1,282)
Proceeds from issue of share capital	-		1
Net sale of own shares for share schemes	49		54
Dividends paid to non-controlling interests	(77)		(111)
Proceeds from bonds	1,031		5,188
Repayment of bonds	(1,247)		(820)
Purchase of shares of non-controlling interests	(42)		(62)
Net movements in other borrowings	(753)		(285)
Equity dividends paid	(1,646)		(1,646)
Net cash (outflow)/inflow from financing activities		(2,794)		1,037

Net (decrease)/increase in net cash and cash equivalents		(231)		2,552
Exchange differences		(285)		(120)
Net cash and cash equivalents at beginning of the year		3,153		721
Net cash and cash equivalents at end of the year		2,637		3,153

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,749		3,323
Bank overdrafts		(112)		(170)
		2,637		3,153
Notes

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's condensed consolidated financial statements for the years presented. The condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The annual financial statements of the group are prepared in accordance with IFRSs as issued by the IASB and as adopted by the EU and in conformity with the requirements of the Companies Act 2006. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2020 except for changes on the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2020, with the exception of changes in estimates disclosed in note 13 - Contingent liabilities and legal proceedings.

Management has prepared cash flow forecasts which have also been sensitised to reflect severe, but plausible downside scenarios taking into consideration the group's principal risks. In our base case scenario, we expect net sales momentum to continue into the year ending 30 June 2022, however, we expect near-term volatility to remain. The potential financial impact of a slower Covid-19 pandemic recovery has been modelled in the plausible downside scenarios. Even with these negative sensitivities for each region taken into account, the group's cash position is still considered to remain strong, as we have protected our liquidity by launching and pricing €700 million of fixed rate Euro and £400 million of fixed rate Sterling denominated bonds under Diageo's European Debt Issuance Programme. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending including acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months or drawdown on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the Company is going concern for at least 12 months from the date of signing the company's consolidated financial statements.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.35 (2020 - £1 = $1.26) and euro - £1 = €1.13 (2020 - £1 = €1.14). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.39 (30 June 2020 - £1 = $1.23) and euro - £1 = €1.17 (30 June 2020 - £1 = €1.09). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2020 with no impact on the group's consolidated results, financial position or disclosures:

-  Amendments to References to the Conceptual Framework in IFRS Standards
-  Amendments to IFRS 3 - Definition of a Business
-  Amendments to IAS 1 and IAS 8 - Definition of Material
-  Amendments to IFRS 16 - Covid-19 - Related Rent Concessions

The following amendment issued by the IASB and endorsed by the EU, has been adopted by the group:

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. The expectations are that the cash flows in relation to hedging relationships will not be altered by the reform and the derivative instruments used in hedge accounting will still provide a close approximation to the extent of the managed risk exposures.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement. The amendment requires the remeasurement of service cost and interest charge for the rest of the period following plan amendments, settlements and curtailments using actuarial assumptions prevailing at the date of these events. The amendment is applicable to Diageo from 1 July 2019 on a prospective basis and has resulted in an additional service cost of £1 million in the year ended 30 June 2021 (2020 - £1 million).

The following standard and amendment, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo will not be required to discontinue its hedging relationships as a result of changes in reference rates due to the IBOR reform. The amendment to IFRS 7 will require additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2020 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement management functions.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centers are located in Hungary, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

As part of the annual planning process a budgeted exchange rate is set each year equal to the prior year's weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2021	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,803	4,795	2,020	1,369	5,146	1,537	(1,537)	19,133	20	19,153
Net sales
At budgeted exchange rates(i)	5,527	2,579	1,541	1,176	2,561	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	5	-	-	-	-	35	-	35
SC&P allocation	9	45	3	13	9	(79)	-	-	-	-
Retranslation to actual exchange rates	(355)	(68)	(137)	(143)	(82)	(11)	11	(785)	-	(785)
Net sales	5,209	2,558	1,412	1,046	2,488	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)
At budgeted exchange rates(i)	2,469	728	228	422	628	(97)	-	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	-	-	-	-	-	(21)	-	(21)
SC&P allocation	(30)	(32)	(3)	(27)	(5)	97	-	-	-	-
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	-	-	-	-	-	(36)	-	(36)
Retranslation to actual exchange rates	(175)	(31)	(54)	(92)	(15)	-	-	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	171	303	608	-	-	3,954	(208)	3,746
Exceptional items	-	(15)	-	-	-	-	-	(15)	-	(15)
Operating profit/(loss)	2,237	620	171	303	608	-	-	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures										334
Profit before taxation										3,706

Year ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2020	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,222	4,697	1,911	1,184	4,645	1,343	(1,343)	17,659	38	17,697
Net sales
At budgeted exchange rates(i)	4,445	2,501	1,300	944	2,253	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	50	-	1	-	-	93	-	93
SC&P allocation	11	60	4	10	12	(98)	-	(1)	1	-
Retranslation to actual exchange rates	135	(4)	(8)	(46)	4	2	(2)	81	(1)	80
Net sales	4,623	2,567	1,346	908	2,270	1,343	(1,343)	11,714	38	11,752
Operating profit/(loss)
At budgeted exchange rates(i)	2,007	730	116	254	498	45	-	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	-	-	-	-	-	(5)	-	(5)
SC&P allocation	6	26	2	5	6	(45)	-	-	-	-
Fair value remeasurement of contingent consideration	(10)	(4)	-	7	-	-	-	(7)	-	(7)
Fair value remeasurement of biological assets	-	-	-	9	-	-	-	9	-	9
Retranslation to actual exchange rates	32	9	(17)	(27)	(3)	-	-	(6)	5	(1)
Operating profit/(loss) before exceptional items	2,034	757	101	248	501	-	-	3,641	(147)	3,494
Exceptional items	54	(62)	(145)	(6)	(1,198)	-	-	(1,357)	-	(1,357)
Operating profit/(loss)	2,088	695	(44)	242	(697)	-	-	2,284	(147)	2,137
Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures										282
Profit before taxation										2,043
(i)      These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(1)     The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segment sales are not material.
(2)    The group's net finance charges are managed centrally and are not attributable to individual operating segments.
(3)    Approximately 40% of annual net sales occurred in the last four months of calendar year 2020.

(b) Category and geographical analysis

	Category analysis					Geographical analysis
Year ended	Spirits £ million	Beer(ii) £ million	Ready to drink(ii) £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
30 June 2021
Sales(i)	15,634	2,562	741	216	19,153	1,822	5,441	70	3,011	8,809	19,153
Year ended
30 June 2020 (Restated)
Sales(i)	14,158	2,687	621	231	17,697	1,684	4,839	62	2,783	8,329	17,697

(i)      The geographical analysis of sales is based on the location of third party sales.
(ii)     Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reporting is in line with the nature of these products and how management reviews the performance. Before the reclassification the beer sales would have been £2,188 million in 2021 (2020 - £2,342 million), and the ready to drink sales would have been £1,115 million in 2021 (2020 - £966 million).

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See Explanatory notes, (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2021	Year ended 30 June 2020
	£ million	£ million
Exceptional operating items
Ongoing litigation in Turkey	(15)	-
Guaranteed minimum pension equalisation	(5)	-
Donations	(5)	(89)
Obsolete inventories	7	(30)
Substitution drawback	3	83
Brand, goodwill, tangible and other assets impairment	-	(1,345)
Indirect tax in Korea	-	24
	(15)	(1,357)
Non-operating items
Sale of businesses and brands
United National Breweries	10	(32)
USL businesses	3	-
Portfolio of 19 brands	1	2
Loss on disposal of associate	-	(1)
Step acquisitions	-	8
	14	(23)

Exceptional items before taxation	(1)	(1,380)

Items included in taxation
Tax on exceptional operating items	4	154
Exceptional taxation	(88)	-
	(84)	154

Total exceptional items	(85)	(1,226)

Attributable to:
Equity shareholders of the parent company	(86)	(1,157)
Non-controlling interests	1	(69)
Total exceptional items	(85)	(1,226)
Operating exceptional items are charged to other operating expenses.

For further details on exceptional items see Additional financial information, (c) Exceptional items.

4. Finance income and charges

	Year ended 30 June 2021	Year ended 30 June 2020
	£ million	£ million
Interest income	119	192
Fair value gain on financial instruments	124	123
Total interest income	243	315
Interest charge on bank loans, bonds and overdrafts	(365)	(390)
Interest charge on leases	(16)	(15)
Fair value loss on financial instruments	(126)	(123)
Interest charge on other borrowings	(84)	(120)
Total interest charges	(591)	(648)
Net interest charges	(348)	(333)

Net finance income in respect of post employment plans in surplus	18	26
Hyperinflation adjustment in respect of Venezuela (a)	2	6
Interest income in respect of direct and indirect tax	15	16
Other finance income	-	3
Total other finance income	35	51
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (a)	(8)	-
Net finance charge in respect of post employment plans in deficit	(13)	(17)
Unwinding of discounts	(20)	(24)
Interest charge in respect of direct and indirect tax	(11)	(22)
Change in financial liability (Level 3)	(7)	(6)
Guarantee fees	(1)	(1)
Other finance charges	-	(1)
Total other finance charges	(60)	(71)
Net other finance charges	(25)	(20)

(a) Hyperinflation adjustment
Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group's Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management's estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 236,878,083 for the year ended 30 June 2021 (2020 - VES/£ 10,024,865). Movement in the price index for the year ended 30 June 2021 was 1,991% (2020 - 2,464%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.

The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2021 and 30 June 2020 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

Year ended 30 June 2021		Year ended 30 June 2020
At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
236,878,083 VES/£	4,449,579 VES/£	10,024,865 VES/£	252,558 VES/£
£ million	£ million	£ million	£ million

Net sales	-	4	-	3
Operating (loss)/profit	(1)	11	-	10
Other finance income - hyperinflation adjustment	2	122	6	222
Net cash inflow from operating activities	-	9	-	6
Net assets	38	2,016	48	1,893
Lebanon became a hyperinflationary economy during the year ended 30 June 2021. Hyperinflationary accounting has been applied for the group's Lebanese operations from 1 July 2020, with hyperinflationary gains and foreign exchange losses associated with monetary items being reported in finance charges. The impact of applying hyperinflationary accounting was immaterial.

5. Taxation

For the year ended 30 June 2021, the £907 million taxation charge (2020 - £589 million) comprises a UK tax charge of £168 million (2020 - £144 million) and a foreign tax charge of £739 million (2020 - £445 million).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audit. As at 30 June 2021 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £145 million (30 June 2020 - £190 million) and tax liability of £146 million (30 June 2020 - £246 million) includes £129 million (30 June 2020 - £189 million) of provisions for tax uncertainties with the reductions mainly driven by audit payments and foreign exchange movements.

The tax rate before exceptional items for the year ended 30 June 2021 was 22.2% compared with 21.7% for the year ended 30 June 2020.

6. Inventories

	30 June 2021	30 June 2020
	£ million	£ million
Raw materials and consumables	348	363
Work in progress	60	48
Maturing inventories	4,668	4,562
Finished goods and goods for resale	969	799
	6,045	5,772

7. Net borrowings

	30 June 2021	30 June 2020
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,862)	(1,995)
Borrowings due after one year	(12,865)	(14,790)
Fair value of foreign currency forwards and swaps	169	497
Fair value of interest rate hedging instruments	63	189
Lease liabilities	(363)	(470)
	(14,858)	(16,569)
Cash and cash equivalents	2,749	3,323
	(12,109)	(13,246)
8. Reconciliation of movement in net borrowings

	Year ended 30 June 2021	Year ended 30 June 2020
	£ million	£ million
Net (decrease)/increase in cash and cash equivalents before exchange	(231)	2,552
Net decrease/(increase) in bonds and other borrowings(i)	967	(4,089)
Net decrease/(increase) in net borrowings from cash flows	736	(1,537)
Exchange differences on net borrowings	598	(95)
Other non-cash items(ii)	(197)	(86)
Adoption of IFRS 16	-	(251)
Net borrowings at beginning of the year	(13,246)	(11,277)
Net borrowings at end of the year	(12,109)	(13,246)
(i)      In the year ended 30 June 2021, net decrease in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2020 - £6 million).
(ii)     In the year ended 30 June 2021, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps, partially offset by the fair value changes of borrowings. In the year ended 30 June
          2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps.

In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million). In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million).

All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2021 an amount of £149 million (30 June 2020 - £167 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2021, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2023, the fair value of the liability would increase by approximately £4 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £474 million linked to certain performance targets which are expected to be paid over the next 10 years.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2021.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2021	30 June 2020
	£ million	£ million
Derivative assets	443	758
Derivative liabilities	(129)	(145)
Valuation techniques based on observable market input (Level 2)	314	613
Financial assets - other	138	116
Financial liabilities - other	(578)	(416)
Valuation techniques based on unobservable market input (Level 3)	(440)	(300)
In the years ended 30 June 2021 and 30 June 2020, the increase in financial assets - other of £22 million (2020 - £30 million) is principally due to acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapafinancialliability	Contingent consideration recognised on acquisition of businesses(i)	Zacapafinancialliability	Contingent consideration recognised on acquisition of businesses
	Year ended 30 June 2021	Year ended 30 June 2021	Year ended 30 June 2020	Year ended 30 June 2020
	£ million	£ million	£ million	£ million
At the beginning of the year	(167)	(249)	(174)	(227)
Net losses included in the income statement	(7)	(47)	(6)	(24)
Net gains/(losses) included in exchange in other comprehensive income	21	31	(5)	(5)
Net (losses)/gains included in retained earnings	(2)	-	9	-
Acquisitions	-	(253)	-	(42)
Settlement of liabilities	6	89	9	49
At the end of the year	(149)	(429)	(167)	(249)
(i)      Included in the balance at 30 June 2021 is £80 million in respect of the acquisition of Casamigos (30 June 2020 - £173 million), and £177 million in respect of the acquisition of Aviation Gin and Davos Brands.

The carrying amount of the group's financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2021 the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £15,895 million and the carrying value was £14,727 million (30 June 2020 - £18,175 million and £16,785 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2021	Year ended 30 June 2020
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2020 of 42.47 pence per share (2019 - 42.47 pence)	992	1,006
Interim dividend for the year ended 30 June 2021 of 27.96 pence per share (2020 - 27.41 pence)	654	640
	1,646	1,646
A final dividend of 44.59 pence per share was recommended by the Board of Directors on 28 July 2021 for approval by shareholders at the Annual General Meeting scheduled to be held on 30 September 2021 bringing the full year dividend to 72.55 pence per share for the year ended 30 June 2021. As the approval will be after the balance sheet date, the final dividend has not been included as a liability.

Other reserves of £1,621 million at 30 June 2021 (2020 - £2,272 million) include a capital redemption reserve of £3,202 million (2020 - £3,201 million), a hedging reserve of £113 million surplus (2020 - £93 million surplus) and an exchange reserve of £1,694 million deficit (2020 - £1,022 million deficit). Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a surplus £22 million (2020 - £30 million surplus) in the hedging reserve.

11. Acquisition of businesses and purchase of non-controlling interests

Acquisition of businesses
Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of subsidiaries in the year ended 30 June 2021 were as follows:

	Aviation Gin and Davos Brands	Other	Total
	£ million	£ million	£ million
Brands	206	128	334
Property, plant and equipment	11	4	15
Inventories	7	5	12
Other working capital	-	(3)	(3)
Deferred tax	-	(15)	(15)
Borrowings	(6)	(2)	(8)
Cash	2	2	4
Fair value of assets and liabilities	220	119	339
Goodwill arising on acquisition	228	46	274
Consideration payable	448	165	613
Satisfied by:
Cash consideration paid	(263)	(95)	(358)
Contingent consideration payable	(185)	(68)	(253)
Deferred consideration payable	-	(2)	(2)
	(448)	(165)	(613)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the year ended 30 June 2021 were as follows:

Consideration
£ million
Cash consideration paid for subsidiaries	(358)
Deferred consideration paid for subsidiaries	(1)
Cash consideration paid for Casamigos	(89)
Cash consideration paid in respect of other prior year acquisitions	(6)
Capital injection in associates	(38)
Cash acquired	4
Net cash outflow on acquisition of businesses	(488)
Purchase of shares of non-controlling interests	(42)
Total net cash outflow	(530)

On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC (Aviation Gin) and Davos Brands LLC (Davos Brands) to support Diageo's participation in the super premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets.

It is expected that the goodwill and brand will be deductible for tax purposes. The goodwill arising on the acquisition of Aviation Gin and Davos Brands represents expected revenue and cost synergies and acquired workforce. Aviation Gin and Davos Brands contributed $33 million (£26 million) to sales and $15 million (£11 million) loss to the period, out of which $9 million (£7 million) is related to acquisition transaction costs in the year ended 30 June 2021.

Diageo also completed a number of additional acquisitions in the year ended 30 June 2021, comprising: (i) on 26 February 2021, the acquisition of Chase Distillery Limited, to further support Diageo's participation in the premium-plus gin segment in the United Kingdom; (ii) on 8 March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) on 14 April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate up-front cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions include provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provides for a further £2 million of deferred consideration, of which £1 million has been paid by 30 June 2021.

Purchase of shares of non-controlling interests
On 21 October 2020 and on 6 November 2020, EABL completed the acquisition of 13.3% and 16.7%, respectively of shares in Serengeti Breweries Limited for a total consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loans outstanding to EABL and Diageo Holdings Netherlands B.V. at the date of completion, increasing Diageo's effective economic interest from 40.2% to 47.0%. Both transactions are recognised within retained earnings.

12. Intangible assets - Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2021 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2021 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU £ million	Headroom £ million	1ppt increase in discount rate £ million	2ppt decrease in annual growth rate in forecast period 2022-2029 £ million	Category growth scenario £ million
India(i)	2,997	170	(116)	(114)	n/a
Antiquity brand(i)	148	-	(20)	(17)	n/a
USL Popular brands(i)	448	23	(28)	(35)	n/a
Windsor Premier brand(ii)	152	45	-	n/a	(13)
(i)      Reasonably possible changes in key assumptions that would result in an impairment of the India cash-generating unit, Antiquity and USL Popular brands would be a 1ppt increase in discount rate or a 2ppt decrease in the annual growth rate in the forecast period of 2022-2029.
(ii)     The Windsor Premier brand is disclosed as sensitive due to challenging market conditions. The only change in key assumptions considered reasonably possible that would result in an impairment of the brand would be a scenario where volume growth rates are forecasted assuming permanent damage of local whisky category with no recovery to F19 levels based on latest outlook of IWSR reports, and the fact that the majority of sales are on-trade.

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2021, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2021, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. On 26 October 2020, the Supreme Court of India dismissed the petition filed by UBHL.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL's financial statements and the qualified auditor's report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL's shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five-year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya's compliance with certain terms of the agreement.

While the five instalment payments of $7 million (£5 million) would have become due on 25 February 2017, 25 February 2018, 25 February 2019, 25 February 2020 and 25 February 2021, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019, 24 February 2020 and 22 February 2021, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£105 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments that had then been withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counterclaim on 5 September 2018.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.

As described in paragraph (d) below, this application was successful in relation to the predominant part of Watson and CASL's liability to repay DHN and, since that application, Watson and CASL's defence in relation to the remaining part of this liability has also been struck out. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are proceeding to a trial, which is scheduled to take place from 21 November 2021 through 30 November 2021.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

As stated in USL's previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN's provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£101 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson's liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares. Under the proceedings under the Prevention of Money Laundering Act, the Special Court passed an order on 24 May 2021 directing, among other things, the release of certain assets of Dr Mallya including the UBL shares in favour of third party banks. DHN has subsequently filed a writ petition before the Bombay High Court challenging this order of the Special Court insofar as it relates to its security interest in respect of the UBL shares.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN's ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£101 million) (plus interest) under Watson's counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£101 million), being DHN's loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson's obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.

DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL's liability to repay DHN.

This summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£92 million) plus interest of $11 million (£8 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£49 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo's costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL.

On 15 October 2020, as a result of applications made by DHN to recover certain outstanding costs owed by Watson and CASL (being approximately £260,000 plus interest, which remained unpaid), Dr Mallya and Sidhartha Mallya were ordered to pay those amounts by 27 November 2020. As Dr Mallya and Sidhartha Mallya, in default of the Court order, failed to make the required payments to DHN: (i) Watson and CASL's defence to DHN's remaining claim for payment of approximately $6 million (£4 million) (plus interest) has been struck out, with further judgment in DHN's favour being entered which will be pursued along with the original judgment as set out above, and (ii) DHN is pursuing enforcement against Dr Mallya and Sidhartha Mallya for the judgment debt of approximately £260,000 plus interest.

(e) Other matters in relation to USL
Following USL's earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).

Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£61 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£4 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£4 million) remains recoverable from IDBI.

(g) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company (CFC) rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo could have been affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo which calculated its maximum potential liability to be approximately £277 million, appealed to the General Court of the European Union against the decision. In February 2021, HMRC completed its review of the specific facts relating to Diageo and confirmed that Diageo was not a beneficiary of state aid and that no assessment would be issued.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.

Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While not all of these cases are individually significant, the current assessment of the aggregate possible exposures is up to approximately £449 million for Brazil and up to approximately £140 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2021 is £106 million (corporate tax payments of £96 million and indirect tax payments of £10 million).

In the United States a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (US Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 USC § 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the US Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on 18 February 2020, denying the request by the US Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Total payments of $129 million (£94 million) had been received as of 30 June 2021 in respect of this matter, with approximately $33 million (£26 million) of this amount received during the year ended 30 June 2020 and another $96 million (£68 million) received during the year ended 30 June 2021. Remaining eligible outstanding claims of Diageo Americas Supply, Inc. are estimated at $12 million (£8 million). However, the US Treasury and CBP has filed an appeal with the US Federal Court of Appeals, which is now fully briefed. Although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

(h) Information request
Diageo has received an inquiry from the US Securities and Exchange Commission requesting information relating to Diageo's business operations in certain markets and to its policies, procedures and compliance environment.  Diageo is responding to this information request but is currently unable to assess whether the inquiry will evolve into any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and pension plans.

In April 2020, the Directors became aware that certain purchases by Diageo of its own shares and certain transactions related to Diageo's employee share schemes between 10 May 2019 and 9 August 2019, amounting to approximately £320 million ('the affected transactions'), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of Diageo plc's distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting on 28 September 2020, a resolution was passed to appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and implement arrangements to put all potentially affected parties, so far as possible, in the position in which they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it has implemented constituted a related party transaction under IAS 24 and under the Listing Rules, as the Directors benefitted from the waiver of any claims that the company had or may have had against them as a result of the affected transactions.

There have been no other transactions with these related parties during the year ended 30 June 2021 on terms other than those that prevail in arm's length transactions.

Additional information for shareholders

Explanatory notes

Comparisons are to the year ended 30 June 2020 (2020) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to  'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled '2020 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at respective years' actual rates.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

Exceptional current and deferred tax items, comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

2019 to 2021 growth on constant basis
In order to provide the reader with a better understanding of how our 2021 performance compares to a pre-Covid-19 environment we are disclosing the 2019 to 2021 growth on a constant basis. This measure is not used to incentivise management, however it has been used in 2021 to understand performance. Management believes that it is a useful measure to understand the trends of our business and recovery towards our pre-Covid-19 performance. Management uses volume, net sales, operating profit as these give the most insight to understand the trends and recovery of the business. We continue to present an organic movement reconciliation for sales and marketing for 2020 to 2021 as in prior periods.

The 2019 adjusted base is an appropriate comparator for 2019 to 2021 growth calculation on a constant basis, as the rates used for 2020 constant currency calculations were not materially different from those used for 2021 constant currency calculations, and there were no material acquisition or disposal related adjustments or accounting treatment changes in 2021 compared to 2020.

2019 to 2021 growth on a constant basis is calculated as adding up the respective years' organic movement in the row titled 'Organic movement' in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled '2019 adjusted'. The most comparable GAAP financial measure is 2019 to 2021 reported movement % below, which is calculated by combining the reported movement for 2019-2020 and 2020-2021, expressed as a percentage of the 2019 reported amount.

Organic growth excluding Travel Retail and Guinness
The performance of the Travel Retail channel is dependent on the level of international travel and the performance of Guinness is highly dependent on the availability of the on-trade channel (particularly in Europe and Turkey).

Due to ongoing travel restrictions and market variability of on-trade recovery conditions brought about by the Covid-19 pandemic, we are experiencing slower recovery in Travel Retail and Guinness performance. Therefore, in order to provide additional insight on how these parts of our business and the performance of the remainder of our business have been impacted in each of fiscal 20 and fiscal 21 by Covid-19, additional information has been provided about these components and on the performance of the business excluding Travel Retail and Guinness. Management uses this information to monitor and assess business performance and believes that having the additional information provides them with improved insight to manage the business, particularly related to rate of growth. Management also believes that such information will be similarly useful to the readers of this document.

The measures noted are calculated by excluding the performance of Travel Retail and Guinness from '2020 adjusted' and 'Organic movement' respectively on memo lines, and 'Movement excluding Travel Retail and Guinness' expressed as a percentage of the absolute amount in the associated relevant row titled '2020 adjusted excluding Travel Retail and Guinness'.

In respect of Global Travel, the decline in this channel due to the impact of Covid-19 travel restrictions will have also driven some level of incremental sales of our products in certain domestic markets, which would have a positive impact on their reported results. It is not possible to quantify the impact of any such incremental sales either at Diageo or an individual market level.

Organic movement calculations for the year ended 30 June 2021 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	33.6	22.4	95.1	-	245.9
Disposals(vii)	(2.1)	(0.1)	(2.7)	-	-	-	(4.9)
2019 adjusted	47.3	45.3	30.9	22.4	95.1	-	241.0
memo: 2019 Travel Retail and Guinness	2.1	6.6	3.9	0.7	3.8	-	17.1
memo: 2019 adjusted excluding Travel Retail and Guinness	45.2	38.7	27.0	21.7	91.3	-	223.9
Organic movement	0.1	(5.2)	(4.0)	(3.4)	(14.5)	-	(27.0)
memo: 2020 Travel Retail and Guinness movement	(0.3)	(1.5)	(0.7)	(0.1)	(1.5)	-	(4.1)
memo: 2020 Movement excluding Travel Retail and Guinness	0.4	(3.7)	(3.3)	(3.3)	(13.0)	-	(22.9)
Acquisitions and disposals(vii)	1.0	0.1	1.9	-	-	-	3.0
2020 reported	48.4	40.2	28.8	19.0	80.6	-	217.0
Organic movement %	-	(11)	(13)	(15)	(15)	-	(11)
memo: Organic movement % excluding Travel Retail and Guinness	1	(10)	(12)	(15)	(14)	-	(10)

Volume (equivalent units)
2020 reported	48.4	40.2	28.8	19.0	80.6	-	217.0
Disposals(viii)	(0.4)	(0.4)	(1.9)	-	-	-	(2.7)
2020 adjusted	48.0	39.8	26.9	19.0	80.6	-	214.3
memo: 2020 Travel Retail and Guinness	1.8	5.1	3.2	0.6	2.3	-	13.0
memo: 2020 adjusted excluding Travel Retail and Guinness	46.2	34.7	23.7	18.4	78.3	-	201.3
Organic movement	5.1	2.9	4.8	4.1	7.0	-	23.9
memo: 2021 Travel Retail and Guinness movement	(0.4)	(1.4)	0.9	(0.1)	(0.7)	-	(1.7)
memo: 2021 Movement excluding Travel Retail and Guinness	5.5	4.3	3.9	4.2	7.7	-	25.6
Acquisitions and disposals(viii)	0.1	-	0.1	-	-	-	0.2
2021 reported	53.2	42.7	31.8	23.1	87.6	-	238.4
Organic movement %	11	7	18	22	9	-	11
memo: Organic movement % excluding Travel Retail and Guinness	12	12	16	23	10	-	13

2019 to 2021 reported growth %	8	(6)	(5)	3	(8)	-	(3)
2019 to 2021 growth on a constant basis %	11	(5)	3	3	(8)	-	(1)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2020 reported	5,222	4,697	1,911	1,184	4,645	38	17,697
Exchange	3	(32)	(22)	1	(5)	-	(55)
Disposals(viii)	(26)	(59)	(60)	-	(1)	-	(146)
2020 adjusted	5,199	4,606	1,829	1,185	4,639	38	17,496
memo: 2020 Travel Retail and Guinness	270	673	319	42	267	26	1,597
memo: 2020 adjusted excluding Travel Retail and Guinness	4,929	3,933	1,510	1,143	4,372	12	15,899
Organic movement	970	436	368	366	756	(18)	2,878
memo: 2021 Travel Retail and Guinness movement	(22)	(150)	88	(13)	(78)	(22)	(197)
memo: 2021 Movement excluding Travel Retail and Guinness	992	586	280	379	834	4	3,075
Acquisitions and disposals(viii)	30	3	8	-	-	-	41
Exchange	(396)	(250)	(185)	(182)	(249)	-	(1,262)
2021 reported	5,803	4,795	2,020	1,369	5,146	20	19,153
Organic movement %	19	9	20	31	16	(47)	16
memo: Organic movement % excluding Travel Retail and Guinness	20	15	19	33	19	33	19

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Exchange(i)	(34)	(19)	(2)	4	1	2	(48)
Reclassification(iii)	-	-	-	(10)	-	-	(10)
Disposals(vii)	(75)	(1)	(91)	(1)	(1)	-	(169)
2019 adjusted	4,351	2,919	1,504	1,123	2,688	55	12,640
memo: 2019 Travel Retail and Guinness	283	622	296	52	386	42	1,681
memo: 2019 adjusted excluding Travel Retail and Guinness	4,068	2,297	1,208	1,071	2,302	13	10,959
Organic movement	105	(358)	(200)	(169)	(423)	(16)	(1,061)
memo: 2020 Travel Retail and Guinness movement	(33)	(150)	(50)	(11)	(135)	(16)	(395)
memo: 2020 Movement excluding Travel Retail and Guinness	138	(208)	(150)	(158)	(288)	-	(666)
Acquisitions and disposals(vii)	32	10	50	-	1	-	93
Exchange(i)	135	(4)	(8)	(46)	4	(1)	80
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Organic movement %	2	(12)	(13)	(15)	(16)	(29)	(8)
memo: Organic movement % excluding Travel Retail and Guinness	3	(9)	(12)	(15)	(13)	-	(6)

Net sales
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Exchange(v)	2	(17)	(13)	6	7	-	(15)
Reclassification(vi)	-	-	-	-	(14)	-	(14)
Disposals(viii)	(18)	(34)	(47)	-	(1)	-	(100)
2020 adjusted	4,607	2,516	1,286	914	2,262	38	11,623
memo: 2020 Travel Retail and Guinness	258	471	245	42	241	26	1,283
memo: 2020 adjusted excluding Travel Retail and Guinness	4,349	2,045	1,041	872	2,021	12	10,340
Organic movement	929	108	258	275	308	(18)	1,860
memo: 2021 Travel Retail and Guinness movement	(23)	(119)	73	(13)	(83)	(22)	(187)
memo: 2021 Movement excluding Travel Retail and Guinness	952	227	185	288	391	4	2,047
Acquisitions and disposals(viii)	28	2	5	-	-	-	35
Exchange(v)	(355)	(68)	(137)	(143)	(82)	-	(785)
2021 reported	5,209	2,558	1,412	1,046	2,488	20	12,733
Organic movement %	20	4	20	30	14	(47)	16
memo: Organic movement % excluding Travel Retail and Guinness	22	11	18	33	19	33	20

2019 to 2021 reported growth %	17	(13)	(12)	(7)	(7)	(62)	(1)
2019 to 2021 growth on constant basis %	24	(9)	4	9	(4)	(62)	6

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2020 reported	727	428	160	155	365	6	1,841
Exchange	10	(5)	(3)	-	1	(3)	-
Disposals(viii)	-	(2)	(1)	-	-	-	(3)
2020 adjusted	737	421	156	155	366	3	1,838
memo: 2020 Travel Retail and Guinness	58	94	33	4	40	-	229
memo: 2020 adjusted excluding Travel Retail and Guinness	679	327	123	151	326	3	1,609
Organic movement	248	56	22	28	60	3	417
memo: 2021 Travel Retail and Guinness movement	11	(17)	9	(1)	(15)	-	(13)
memo: 2021 Movement excluding Travel Retail and Guinness	237	73	13	29	75	3	430
Acquisitions(viii)	12	-	-	-	-	-	12
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	-	-	-	-	-	1
Exchange	(62)	(4)	(10)	(22)	(8)	1	(105)
2021 reported	936	473	168	161	418	7	2,163
Organic movement %	34	13	14	18	16	100	23
memo: Organic movement % excluding Travel Retail and Guinness	35	22	11	19	23	100	27

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
2019 reported							4,116
Exchange(ii)							-
Acquisition and disposal(vii)							(29)
2019 adjusted							4,087
memo: 2019 Travel Retail and Guinness							759
memo: 2019 adjusted excluding Travel Retail and Guinness							3,328
Organic movement							(589)
memo: 2020 Travel Retail and Guinness movement							(289)
memo: 2020 Movement excluding Travel Retail and Guinness							(300)
Acquisitions and disposals(vii)							(5)
Fair value remeasurement of contingent considerations and equity option(iv)							(7)
Fair value remeasurement of biological assets							9
Exchange(ii)							(1)
2020 reported							3,494
Organic movement %							(14)
memo: Organic movement % excluding Travel Retail and Guinness							(9)

Operating profit before exceptional items
2020 reported	2,034	757	101	248	501	(147)	3,494
Exchange(v)	44	(18)	11	10	9	(5)	51
Fair value remeasurement of contingent considerations and equity option	10	4	-	(7)	-	-	7
Fair value remeasurement of biological assets	-	-	-	(9)	-	-	(9)
Disposals(viii)	(1)	(9)	-	-	-	-	(10)
2020 adjusted	2,087	734	112	242	510	(152)	3,533
memo: 2020 Travel Retail and Guinness	80	185	56	24	113	20	478
memo: 2020 adjusted excluding Travel Retail and Guinness	2,007	549	56	218	397	(172)	3,055
Organic movement	352	(38)	113	153	113	(66)	627
memo: 2021 Travel Retail and Guinness movement	(27)	(76)	24	(8)	(47)	(13)	(147)
memo: 2021 Movement excluding Travel Retail and Guinness	379	38	89	161	160	(53)	774
Acquisitions(viii)	(18)	(3)	-	-	-	-	(21)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	-	-	-	-	(36)
Exchange(v)	(175)	(31)	(54)	(92)	(15)	10	(357)
2021 reported	2,237	635	171	303	608	(208)	3,746
Organic movement %	17	(5)	101	63	22	(43)	18
memo: Organic movement % excluding Travel Retail and Guinness	19	7	159	74	40	(31)	25

Organic operating margin %
2021	44.1	26.5	14.6	33.2	24.2	n/a	30.9
2020	45.3	29.2	8.7	26.5	22.5	n/a	30.4
Margin movement (bps)	(124)	(265)	586	674	169	n/a	46

2019 to 2021 reported growth %							(9)
2019 to 2021 growth on constant basis %							1

(1)     For the reconciliation of sales to net sales see Summary income statement.
(2)    Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)      The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, partially offset by strengthening of sterling against the
          Brazilian real, the Australian dollar and the euro.
(ii)     The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the weakening of the Brazilian real, the Colombian peso and the Nigerian naira, broadly offset by translational exchange impact of the strengthening of the US dollar against sterling.
(iii)    For the year ended 30 June 2019, trade investment of £10 million has been reclassified from marketing to net sales.
(iv)    Change in contingent consideration re Casamigos was reported as part of acquisitions in the year ended 30 June 2019.
(v)     The impact of movements in exchange rates on reported figures for net sales and operating profit are principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real, the Indian rupee and the Turkish lira, partially offset by the weakening of sterling against the euro.
(vi)    In the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties.
(vii)   In the year ended 30 June 2020, the acquisitions and disposals that affected volume, net sales and operating profit were as follows:

	Volume equ. units million	Net sales £ million	Operating profit £ million
Year ended 30 June 2019
Acquisition
Change in contingent consideration re Casamigos	-	-	15
	-	-	15
Disposals
Portfolio of 19 brands	(2.2)	(79)	(42)
South African ready to drink	(0.5)	(43)	-
South African cider	-	(4)	(1)
UNB	(2.2)	(43)	(1)
	(4.9)	(169)	(44)

Acquisitions and disposals	(4.9)	(169)	(29)

Year ended 30 June 2020
Acquisition
Seedlip and Aecorn	0.1	12	(8)
	0.1	12	(8)
Disposals
Supply contracts in respect of the 19 brands sold to Sazerac	1.1	31	3
South African ready to drink	0.3	19	-
UNB	1.5	31	-
	2.9	81	3

Acquisitions and disposals	3.0	93	(5)

(viii)  In the year ended 30 June 2021, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2020
Disposals
UNB	(1.5)	(29)	(29)	(1)	-
Budweiser distribution license termination	(0.3)	(57)	(32)	(2)	(9)
Supply contracts in respect of the 19 brands sold to Sazerac	(0.6)	(29)	(21)	-	(1)
South African ready to drink	(0.3)	(31)	(18)	-	-
	(2.7)	(146)	(100)	(3)	(10)

Year ended 30 June 2021
Acquisitions
Aviation Gin and Davos Brands	0.1	26	24	(9)	(14)
Chase Distillery	-	3	2	-	(3)
Lone River	-	3	3	(2)	(3)
Loyal 9 Cocktails	-	1	1	(1)	(1)
	0.1	33	30	(12)	(21)
Disposal
South African ready to drink	0.1	8	5	-	-
	0.1	8	5	-	-

Acquisitions and disposals	0.2	41	35	(12)	(21)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Profit attributable to equity shareholders of the parent company	2,660	1,409
Exceptional operating and non-operating items	1	1,380
Exceptional taxation charges/(benefits)	88	-
Tax in respect of exceptional operating and non-operating items	(4)	(154)
Exceptional items attributable to non-controlling interests	1	(69)
	2,746	2,566

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,337	2,346
Dilutive potential ordinary shares	8	8
	2,345	2,354

	pence	pence
Basic earnings per share before exceptional items	117.5	109.4

Diluted earnings per share before exceptional items	117.1	109.0
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Net cash inflow from operating activities	3,654	2,320
Disposal of property, plant and equipment and computer software	13	14
Purchase of property, plant and equipment and computer software	(626)	(700)
Movements in loans and other investments	(4)	-
Free cash flow	3,037	1,634

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.

Operating cash conversion for the year ended 30 June 2021 and 30 June 2020 were as follows:

	2021	2020
	£ million	£ million
Operating profit	3,731	2,137
Exceptional operating items	15	1,357
Fair value remeasurement	36	(2)
Depreciation and amortisation(i)	447	494
Retranslation to budgeted exchange rates	375	(2)
	4,604	3,984

Cash generated from operations	4,857	3,529
Net exceptional cash received(ii)	(49)	(1)
Post employment payments less amounts included in operating profit(i)	35	109
Net movement in maturing inventories(iii)	174	262
Provision movement	60	(22)
Dividends received from associates	(290)	(4)
Other items(i)	(88)	14
Retranslation to budgeted exchange rates	387	12
	5,086	3,899

Operating cash conversion	110.5%	97.9%

(i)      Excluding exceptional items.
(ii)     Exceptional cash received for substitution drawback was £60 million (2020 - £26 million), exceptional cash payments for other donations was £1 million (2020 - £7 million), for tax payments £10 million (2020 - £18 million).
(iii)    Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Operating profit	3,731	2,137
Exceptional operating items	15	1,357
Profit before exceptional operating items attributable to non-controlling interests	(138)	(114)
Share of after tax results of associates and joint ventures	334	282
Tax at the tax rate before exceptional items of 22.2% (2020 - 21.7%)	(906)	(795)
	3,036	2,867

Average net assets (excluding net post employment assets/liabilities)	8,146	9,063
Average non-controlling interests	(1,587)	(1,723)
Average net borrowings	12,672	12,551
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,432	23,092

Return on average total invested capital	13.5%	12.4%

Adjusted net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2021 and 30 June 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Borrowings due within one year	1,862	1,995
Borrowings due after one year	12,865	14,790
Fair value of foreign currency derivatives and interest rate hedging instruments	(232)	(686)
Lease liabilities	363	470
Less: Cash and cash equivalents	(2,749)	(3,323)
Net borrowings	12,109	13,246
Post employment benefit liabilities before tax	574	749
Adjusted net borrowings	12,683	13,995

Operating profit	3,731	2,137
Depreciation, amortisation and impairment (excluding exceptional items)	447	494
Share of after tax results of associates and joint ventures	334	282
Exceptional impairment	-	1,345
Non-operating items	14	(23)
EBITDA	4,526	4,235
Exceptional operating items (excluding impairment)	15	12
Non-operating items	(14)	23
Adjusted EBITDA	4,527	4,270

Adjusted net borrowings to adjusted EBITDA	2.8	3.3

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's continuing operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2021 and year ended 30 June 2020 are set out in the table below:

	2021	2020
	£ million	£ million
Tax before exceptional items (a)	823	743
Tax in respect of exceptional items	(4)	(154)
Exceptional tax charge	88	-
Taxation on profit (b)	907	589

Profit before taxation and exceptional items (c)	3,707	3,423
Non-operating items	14	(23)
Exceptional operating items	(15)	(1,357)
Profit before taxation (d)	3,706	2,043

Tax rate before exceptional items (a/c)	22.2%	21.7%
Tax rate after exceptional items (b/d)	24.5%	28.8%
Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products made to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón; Villa Ascenti, Copper Dog whisky, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan's, Bundaberg, Crown Royal, JeB, McDowell's, Old Parr, Yenм Raki, Black & White, Shui Jing Fang, Windsor and Ypiуca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram's VO, Seagram's 83, Seagram's Five Star, Popov, Myers's, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth's, Black Haus, Peligroso, Grind, Piehole and John Begg.

References to the group include Diageo plc and its consolidated subsidiaries.

Risk factors

Diageo's products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group's aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the 'Strategic report' section of Diageo's Annual Report for the year ended 30 June 2020 and under 'Risk Factors' in Diageo's Annual Report on Form 20-F for the year ended 30 June 2020.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates (including as a result of the Covid-19 pandemic), the potential impact of any global, regional or local trade disputes (including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom), and the wider repercussions of the United Kingdom's recent departure from the European Union; the impact of the Covid-19 pandemic, or any other global or regional public health threats; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in consumer preferences and tastes, including as a result of disruptive market forces, evolving social trends or economic downturns, among other factors, which could adversely affect consumer demand; changes in the domestic and international tax environment resulting in unexpected tax exposures; changes in the cost of production; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally; other legal and regulatory developments impacting the production, distribution and marketing of Diageo's products and its business more generally; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; cyber-attacks or any other disruptions to core business operations, including manufacturing and supply, business service centres or information systems; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo's brands; any failure by Diageo to maintain its brand image and corporate reputation; competitive pressures, which could reduce Diageo's market share and margins; increased costs for, or shortages of, talent, as well as labour strikes or disputes; failures to derive the expected benefits from Diageo's business strategies, acquisitions and/or any cost-saving and restructuring programmes; fluctuations in exchange and/or interest rates; movements in the value of Diageo's pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; and any inability by Diageo to protect its intellectual property rights.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the 'Fiscal 22 Outlook' section and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.
Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

-
economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories; including but not limited to, imports into and exports from the United States and the European Union and/or the United Kingdom, as well as the United Kingdom's recent departure from the European Union);

-	the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo's business, financial condition, cash flows and results of operation;
-	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water;
-
changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;

-
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

-	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
-
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

-
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

-	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
-
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;

-	cyber-attacks or any other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems;
-	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;
-	Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
-
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo's market share, distribution network, costs and/or pricing;

-	increased costs for, or shortages of, talent, as well as labour strikes or disputes;
-
Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

-
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's financing costs or otherwise adversely affect Diageo's financial results;

-	movements in the value of the assets and liabilities related to Diageo's pension plans;
-	Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
-	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2020 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2021.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors' responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the annual report and accounts for the year ended 30 June 2021, which will be published on 5 August 2021 (and which can be found thereafter at www.diageo.com).

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group and parent company's position and performance, business model and strategy.

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-   the group financial statements contained in the annual report and accounts for the year ended 30 June 2021, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act
    2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/200 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group; and
-   the Directors' Report contained in the annual report and accounts for the year ended 30 June 2021 includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal.

Webcast, presentation slides and transcript

At 07.15 (UK time) on Thursday 29 July 2021, Ivan Menezes, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call and replay

Ivan Menezes and Lavanya Chandrashekar will be hosting a Q&A conference call on Thursday 29 July at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)330 336 9105
From the UK (free call):	0800 358 6377
From the USA:	+1 323 794 2093
From the USA (free call):	866 548 4713

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0)20 7660 0134
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Durga Doraisamy	+44 (0) 7902 126906
	Vinod Rao	+44 (0) 7834 805733
	Lucinda Baker	+44 (0) 7974 375550
	Belinda Brown	+44 (0) 7590 810246
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Dominic Redfearn	+44 (0) 7971 977 759
	Francesca Olivieri	+44 (0) 7523 930 130
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 29 July 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary